Filed Pursuant to Rule 424(b)(5)
Registration No. 333-236683

PROSPECTUS SUPPLEMENT

(To the Prospectus dated May 6, 2020)

TÜRKİYE CUMHURİYETİ

(The Republic of Turkey)

$3,000,000,000 7.625% Notes due May 15, 2034

The Republic of Turkey (the “Republic” or “Türkiye”) is offering $3,000,000,000 principal amount of its 7.625% Notes due May 15, 2034 (the “notes”). The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on the notes on May 15 and November 15 of each year, commencing on May 15, 2024.

This prospectus supplement and accompanying prospectus dated May 6, 2020, constitute a prospectus for the purposes of Article 6 of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

This prospectus supplement and the accompanying prospectus have been approved by the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg (the “CSSF”), as competent authority under the Prospectus Regulation. Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, which is a regulated market for the purposes of the Market in Financial Instruments Directive (2014/65/EU), as amended (“MiFiD II”). The CSSF only approves this prospectus supplement and the accompanying prospectus dated May 6, 2020 as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Republic or the quality of the notes that are the subject of this prospectus supplement and investors should make their own assessment as to the suitability of investing in the notes. The CSSF assumes no responsibility as to the economic and financial soundness of the transaction and the quality or solvency of the Republic in line with the provisions of Article 6(4) of the Luxembourg Prospectus Law.

See the section entitled “Risk Factors” for a discussion of certain factors you should consider before investing in the notes.

The notes will be designated collective action securities and will, therefore, contain “collective action clauses”. Under these provisions, which are described beginning on page 14 of the accompanying prospectus dated May 6, 2020, the Republic may amend the payment provisions of the notes and other “reserved matters” listed in the Fiscal Agency Agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. “Reserved matters” include, among other things, changes in the dates on which any amounts are payable on the debt securities, reductions in principal amounts or interest rates on the debt securities, a change in the currency of the debt securities, any change in the identity of the obligor under the debt securities, or a change in the status of the debt securities.

	Per Note	Total
Public Offering Price	98.282%	$2,948,460,000
Underwriting discount	0.070%	$2,100,000
Proceeds, before expenses, to the Republic of Türkiye	98.212%	$2,946,360,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes on or about February 15, 2024 (the “Issue Date”), through the book-entry facilities of The Depository Trust Company (“DTC”), against payment in same-day funds.

Joint Book-Running Managers

BBVA	Citigroup	Goldman Sachs International	Morgan Stanley

The date of this prospectus supplement is February 8, 2024.

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic accepts responsibility for the information contained within this prospectus supplement and accompanying prospectus. The Republic declares that to the best of their knowledge, the information contained in this prospectus supplement and accompanying prospectus is in accordance with the facts and makes no omission likely to affect its import.

Unless otherwise stated, all annual information, including budgetary information, is based upon calendar years. Figures included in this prospectus supplement and the accompanying prospectus have been subject to rounding adjustments; accordingly, figures shown for the same item of information may vary, and figures that are totals may not be an arithmetical aggregate of their components.

This prospectus supplement and the accompanying prospectus have been prepared for the purpose of giving information with regard to the Republic, which, according to the particular nature of the Republic and the notes, is necessary to enable investors to make an informed assessment of the rights attaching to the notes and the reasons for the issuance of notes and its impact on the Republic.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. The Republic has not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

The Republic is offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

FORWARD-LOOKING STATEMENTS

The Republic has made forward-looking statements in this prospectus supplement. Statements that are not historical facts are forward-looking statements. These statements are based on the Republic’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward- looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. The Republic cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Türkiye;

•	the impact of changes in the credit ratings of Türkiye;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Türkiye’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Türkiye;

•	the impact of any delays or other adverse developments in Türkiye’s accession to the European Union;

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•	the impact of adverse developments in the region where Türkiye is located; and

•	the effects of a regional or global health pandemic, including COVID-19, and the impact of actions taken to mitigate such a pandemic.

•	Internal factors, such as:

•	general economic and business conditions in Türkiye;

•	political, military or internal security events in Türkiye;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	natural events, such as climate change or earthquakes;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Türkiye to effect key economic reforms;

•	the level of foreign direct and portfolio investment in Türkiye; and

•	the level of Turkish domestic interest rates.

SOVEREIGN IMMUNITY AND ARBITRATION

The Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

CURRENCY AND EXCHANGE RATE DATA

References to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time after January 1, 2009 are to the Turkish Lira, the Republic’s new official currency, which was introduced on January 1, 2009 in place of the New Turkish Lira; references in this prospectus supplement to “New Turkish Lira” and “YTL” are to the lawful currency of the Republic for the period beginning on January 1, 2005 and ending on December 31, 2008; and references to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time prior to January 1, 2005 are to the Turkish Lira before it was replaced with New Turkish Lira. References to “U.S.$”, “$”, “U.S. Dollars” and “dollars” in this prospectus supplement are to lawful money of the United States of America. References to “€” and “euro” in this prospectus supplement are to the lawful currency of the European Union.

Translations of amounts from Turkish Lira to dollars are solely for the convenience of the reader and, unless otherwise stated, are made at the exchange rate prevailing at the time as of which such amounts are specified. No representation is made that the Turkish Lira or dollar amounts referred to herein could have been or could be converted into dollars or Turkish Lira, as the case may be, at any particular rate or at all.

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OVERVIEW

This overview should be read as an introduction to the prospectus supplement and the accompanying prospectus. Any decision to invest in the notes by an investor should be based on consideration of the prospectus supplement and the accompanying prospectus as a whole. Where a claim relating to the information contained in the prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area and the United Kingdom, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.

Issuer	The Republic of Türkiye.

The Republic of Türkiye is located in southwestern Asia, where it borders Iran, Armenia, Georgia, Azerbaijan, Iraq and Syria, and southeastern Europe, where it borders Greece and Bulgaria, with a total territory (inclusive of its lakes) of approximately 814,578 square kilometers. Türkiye’s population, as of December 2023, was estimated to be 85,372,377.

The Republic of Türkiye was founded in 1923 and currently has a parliamentary form of government. The Republic has undertaken many reforms to strengthen its democracy and economy, in connection with its accession negotiations with the European Union.

Securities Offered	$3,000,000,000 7.625% Notes due May 15, 2034 (the “notes”).

Maturity Date	May 15, 2034.

Issue Price	98.282% of the principal amount of the notes.

Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2024.

Status and Ranking

The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. It is understood that this provision shall not be construed so as to require the Republic to make payments under the debt securities ratably with payments being made under any other public external indebtedness. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

Markets	The notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting”.

Listing and Admission to Trading	Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange.

Negative Pledge	Clause (9) of the definition of Permitted Lien set forth on pages 6 and 7 of the accompanying prospectus shall read as follows for purposes of the notes: Liens on assets (other than official holdings of gold) in existence on February 15, 2024, provided that such Liens remain confined to the assets affected thereby on February 15, 2024, and secure only those obligations so secured on February 15, 2024.

Form	The notes will be book-entry securities in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Clearance and Settlement	Beneficial interests in the notes will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the notes will be issued in definitive form. Investors may elect to hold interests in the notes through DTC, Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream Banking Luxembourg”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. See “Global Clearance and Settlement”.

Payment of Principal and Interest	Principal and interest on the notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of DTC. See “Description of the Notes — Payments of Principal and Interest” and “Global Clearance and Settlement — Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg”.

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity. See “Description of the Notes — Default; Acceleration of Maturity” in this prospectus supplement.

Collective Action Securities

The notes will be designated Collective Action Securities under the Fiscal Agency Agreement, dated as of March 23, 2015, between the Republic and The Bank of New York Mellon, as amended by Amendment No. 1 to the Fiscal Agency Agreement dated March 15, 2017 (the “Fiscal Agency Agreement”). The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, which are described beginning on page 15 of the accompanying prospectus dated May 6, 2020, the Republic may amend the payment provisions of the notes and other reserved matters listed in the Fiscal Agency Agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. These provisions are described in the section “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus.

Sinking Fund	None.

Prescription Period	None.

Use of Proceeds	The Republic will use the net proceeds of the sale of the notes for general financing purposes, which may include the repayment of debt. The amount of net proceeds (before expenses) is $2,946,360,000.

Risk Factors	Risks associated with the notes generally include: 1) the trading market for the notes may be volatile and may be adversely impacted by many events; 2) there may be no active trading market for the notes and limited liquidity for noteholders; 3) the notes are unsecured; 4) the notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

Risks associated with the Republic generally include: 1) the Republic is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it; 2) there can be no assurance that the Republic’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or cancelled by the rating agencies; 3) the ongoing conflict between Russia and Ukraine could negatively impact the Republic; 4) regional conflicts, terrorism and other similar circumstances or occurrences may have a negative effect on the Turkish economy; 5) Political unrest and changes to the Republic’s constitutional arrangements pose risks to the Republic’s economy and stability; 6) the Republic may not be able to refinance its domestic and international debt; 7) increases in inflation may adversely affect Türkiye’s economy; 8) increases in the Republic’s current account deficit may be difficult to finance; 9) risks associated with the foreign exchange rate of the Republic’s currency; 10) risks associated with delays or other adverse developments in the Republic’s accession to the European Union may have a negative impact on the Republic’s economic performance and credit ratings; 11) risks associated with significant seismic events; 12) the novel coronavirus (COVID-19) has had an adverse effect on the Republic’s economy; 13) certain pending arbitration proceedings could have an adverse effect on the Republic; 14) the Republic’s economy remains vulnerable to external shocks, such as those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have an adverse effect on the Republic’s economic growth and its ability to service its public debt; and 15) investing in securities involving emerging markets generally involves a higher degree of risk.

These risk factors are described in the section entitled “Risk Factors” of this prospectus supplement.

Fiscal Agency Agreement	The notes will be issued pursuant to the Fiscal Agency Agreement.

Taxation	For a discussion of material United States federal income and Turkish tax consequences associated with the notes, see “Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the U.S. federal, U.S. state, U.S. local, non-U.S. and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Türkiye.

Clearing Reference Numbers	ISIN No. US900123DK30

CUSIP No. 900123 DK3

RISK FACTORS

You should read this entire prospectus supplement and the accompanying prospectus carefully. Words and expressions used in this section but not defined herein shall have the same meanings assigned to them elsewhere in this prospectus supplement and the accompanying prospectus. Investing in the notes involves certain risks. In addition, the purchase of the notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the notes. You should make your own inquiries as you deem necessary without relying on the Republic or any underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the notes. You should consider, among other things, the following:

Risks Relating to the Market for the Notes

The trading market for the Notes may be volatile and may be adversely impacted by many events.

The market for the Notes is expected to be influenced by economic, political, social and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and Europe and other countries. There can be no assurance that events in Türkiye, the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Notes, or that economic, political, social and market conditions will not have any other adverse effect.

There may be no active trading market for the Notes and limited liquidity for noteholders.

There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Republic. Although an application will be made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, there, is no assurance that such application will be accepted or that an active trading market will develop.

Risks Relating to the Notes

The Notes may not be a suitable investment for all investors.

You must determine the suitability of investment in the Notes in the light of your own circumstances. In particular, you should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the information contained in this prospectus supplement and of the Notes and the merits and risks of investing in the Notes;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of your particular financial situation, an investment in the Notes and the impact the Notes will have on your overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including where the currency for principal or interest payments is different from your currency;

(iv) understand thoroughly the terms of the Notes and be familiar with the behavior of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

The Notes are unsecured.

The Notes constitute unsecured debt obligations of the Republic, and are not, either directly or indirectly, an obligation of any third party. In the event the Republic were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.

The Notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

The Notes contain provisions regarding acceleration and voting on amendments, modifications, changes, consents and waivers, which are commonly referred to as “collective action clauses”. Under these provisions, certain key provisions of the Notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes. The Republic expects that all series of Notes issued under the program will include such collective action clauses, thereby giving the Republic the ability to request modifications or actions in respect of these matters across multiple series of Notes. This means that a defined majority of the holders of such series of Notes (when taken in the aggregate only, in some circumstances, and/or individually) would be able to bind all holders of Notes in all the relevant aggregated series. See “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus.

Risks Relating to the Republic

The Republic is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

The Republic is a sovereign state. Consequently, the ability of Noteholders to sue the Republic may be limited.

The Republic has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws or the securities laws of any other jurisdiction. In the absence of a waiver of immunity by the Republic with respect to these actions, it would not be possible to obtain judgment in such an action brought against the Republic in a court in the United States unless the court were to determine that the Republic is not entitled under the U.S. Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in the Republic a judgment based on such a United States judgment. Execution upon property of the Republic located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the U.S. Foreign Sovereign Immunities Act.

The courts of Türkiye will not enforce a judgment obtained in a court established in a country other than Türkiye unless:

•	There is in effect a treaty between such country and Türkiye providing for reciprocal enforcement of court judgments;

•	There is de facto reciprocity in such country of judgments rendered by Turkish courts; or

•	There is a provision in the laws of such country that provides for the enforcement of judgments of the Turkish courts.

There is no treaty between the United States and Türkiye providing for reciprocal enforcement of judgments. There is no de facto reciprocity between the United States and Türkiye. Moreover, there is uncertainty as to the ability of an investor to bring an original action in Türkiye based on U.S. federal or non-Turkish securities laws.

Turkish courts have rendered at least one judgment in the past confirming de facto reciprocity between the courts of New York State and Türkiye. However, since de facto reciprocity is decided by the relevant court on a case by case basis, there is uncertainty as to the enforceability of court judgments obtained in the United States or the United Kingdom by Turkish courts.

In addition, the Turkish courts will not enforce any judgment obtained in a court established in a country other than Türkiye if:

•	the defendant was not duly summoned or represented;

•	the defendant’s fundamental procedural rights were not observed and the defendant brings an objection before the Turkish court against the request for enforcement on either of these grounds;

•	the judgment in question was rendered with respect to a matter within the exclusive jurisdiction of the Turkish courts;

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the judgment is incompatible with a judgment of a Turkish court between the same parties and relating to the same issues or, as the case may be, with an earlier foreign judgment on the same issue and enforceable in Türkiye;

•	the judgment is not of a civil nature;

•	the judgment is clearly against public policy rules of Türkiye;

•	the court rendering the judgment did not have jurisdiction to render such judgment;

•	the judgment is not final and binding with no further recourse for appeal under the laws of the country where the judgment has been rendered; or

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the judgment was rendered by a foreign court which treated itself as competent even though it had no actual relationship with the parties or the subject matter at hand and the defendant brings an objection before the Turkish court against the request for enforcement on this ground.

Furthermore, to be enforceable under the laws of Türkiye, the choice of laws of a foreign jurisdiction or submission to the jurisdiction of the courts of such a foreign jurisdiction should indicate the competent courts with sufficient precision. Therefore, lack of precision while determining the competent court of a foreign jurisdiction may render the choice of foreign court unenforceable. Also, Turkish law enables the parties’ ability to choose the law applicable to claims relating to tort and/or unjust enrichment only after the commitment or occurrence of the relevant tortious act or the relevant unjust enrichment.

As a result, it may not be possible to:

•	effect service of process outside Türkiye upon any of the directors and official officers named in this prospectus; or

•	enforce, in Türkiye, court judgments obtained in courts of jurisdictions other than Türkiye against the Republic or any of the directors and official officers named in this prospectus in any action.

There can be no assurance that the Republic’s credit ratings will improve or remain stable, or that they will not be downgraded, suspended or canceled by the rating agencies.

Long-term foreign currency debt of the Republic of Türkiye is currently rated sub-investment grade by four nationally recognized statistical rating organizations, namely Fitch Ratings Limited (“Fitch”), S & P Global Ratings Europe Limited (“Standard & Poor’s”), Moody’s Investors Service Inc. (“Moody’s”) and Japan Credit Rating Agency, Ltd. (“Japan Credit Rating”).

•	On November 18, 2022, Fitch affirmed Türkiye’s credit rating at “B” and maintained its outlook as “negative”. According to Fitch, the policy mix and potential reactions to shocks could weaken domestic confidence, reduce reserves and lead to external financing and domestic liquidity pressures. On March 17, 2023, Fitch affirmed Türkiye’s credit rating at “B” and maintained its outlook as “negative”. On September 8, 2023, Fitch affirmed Türkiye’s credit rating at “B” and revised its outlook to “stable” from “negative”. According to Fitch, the revision of the outlook to stable reflects the return to a more conventional and consistent policy mix that reduces near-term macro-financial stability risks and eases balance of payments pressures. The next announced dates by Fitch for the review of credit rating actions with respect to Türkiye are scheduled for March 8, 2024 and September 6, 2024.

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On September 30, 2022, Standard & Poor’s lowered Türkiye’s unsolicited long-term local and foreign currency sovereign credit ratings to “B” from “B+’’ and changed the outlook to “stable” from “negative”. On March 31, 2023, Standard & Poor’s revised its outlook on Türkiye to “negative” from “stable” and affirmed the unsolicited foreign and local currency short-term ratings at ‘B’. On September 29, 2023, Standard & Poor’s revised its outlook on Türkiye to “stable” from “negative” and affirmed Türkiye’s credit rating at “B”. Standard & Poor’s stated that the stable outlook reflects Türkiye having enacted measures aimed at cooling the overheated economy and stabilizing the exchange rate without undermining financial and fiscal stability. On November 30, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “positive” from “stable”. Standard & Poor’s stated that Turkish policy makers are making progress toward cooling down the overheated economy, while slowly rebuilding the central bank’s depleted stock of net foreign currency reserves. The next announced dates by Standard & Poor’s for the review of credit rating actions with respect to Türkiye are scheduled for May 3, 2024 and November 1, 2024.

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On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign- and domestic-currency issuer and the foreign-currency senior unsecured ratings to B3 from B2 and changed the outlook to “stable” from “negative”. According to Moody’s, Türkiye’s external position is under greater than expected pressure, mainly as a result of surging energy prices, which are pushing up already high inflation and raising external financing needs. On June 16, 2023 and December 15, 2023, which were the announced dates for the review of credit rating action in 2023 with respect to Türkiye, Moody’s did not update Türkiye’s credit ratings. On January 12, 2024, Moody’s revised Türkiye’s outlook to “positive” from stable and affirmed its “B3” credit rating. Moody’s stated that the main driver of the outlook change to positive is the decisive change in economic policy, in particular the return to orthodox monetary policy, which, if maintained, materially improves the prospect for reducing Türkiye’s major macroeconomic imbalances. The next announced date by Moody’s for its solicited and unsolicited review of credit rating actions with respect to Türkiye is scheduled for July 19, 2024.

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On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB”, but revised the outlook to “negative” from “stable”. According to Japan Credit Rating, there is a slowdown of external demand resulting from a weaker global economy and a sharp rise of inflation. Although the government is striving to prevent a further currency depreciation by introducing various policies including an FX-protected deposit scheme, there is uncertainty about the effectiveness and sustainability of these policies.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in an applicable credit rating could adversely affect the trading price for the Notes and have the potential to affect the Republic’s cost of funds in the international capital markets and the liquidity of and demand for the Republic’s debt securities. Any adverse change in outlook or credit watch by Standard & Poor’s, Fitch, Moody’s or Japan Credit Rating could have similar adverse effects. The Republic’s current long-term debt ratings consist of sub-investment grade ratings from Standard & Poor’s, Moody’s, Fitch, and Japan Credit Rating. These ratings indicate that the Notes are regarded as having significant speculative characteristics, and that there are major ongoing uncertainties or exposure to financial or economic conditions which could compromise the Republic’s capacity to meet its financial commitment on the Notes.

The ongoing conflict between Russia and Ukraine could negatively impact the Republic.

The recent military operations of Russia in Ukraine and Russia’s annexation on September 30, 2022 of four regions of Ukraine (Donetsk, Luhansk, Zaporizhzhia and Kherson) have escalated tensions between Russia and the United States, NATO, the European Union and the United Kingdom. The Republic’s Ministry of Foreign Affairs has issued press releases indicating Türkiye’s opposition to Russia’s actions and noting Türkiye’s continuing support for the political unity, sovereignty and territorial integrity of Ukraine. On October 1, 2022, the Republic’s Ministry of Foreign Affairs issued a statement indicating that Türkiye did not recognize the annexations.

The governments of the United States, the United Kingdom, the European Union, Japan and other jurisdictions have imposed extensive sanctions on certain industry sectors in Russia and the regions of Donetsk, Luhansk, Zaporizhzhia and Kherson and on certain individuals in Russia and abroad. The sanctions announced to date include restrictions on selling or importing goods, services or technology in or from affected regions, proposed price caps on purchases of Russian oil, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing Russia’s largest bank from the U.S. financial system, barring some Russian enterprises from raising money in the United States and other markets and blocking the access of Russian banks to financial markets. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate.

The Republic has strong relations with both Ukraine and Russia. It depends significantly on Russia to meet its domestic energy requirements, particularly with regards to its consumption of natural gas. The share of Türkiye’s natural gas import from Russia was nearly 34% in 2020, 45% in 2021 and 39.5% in 2022, while the share of Türkiye’s crude oil import from Russia was 11% in 2020, approximately 17.3% in 2021 and approximately 35.8% in 2022. According to the monthly reports published by Türkiye’s Energy Market Regulatory Authority, the share of Türkiye’s natural gas and crude oil import from Russia was nearly 51.9% and 55.6%, respectively, in November 2023. Bilateral trade volume between Russia and Türkiye was U.S.$22.3 billion in 2020, U.S.$34.7 billion in 2021, U.S.$68.2 billion in 2022, and U.S.$56.5 billion in 2023. The two countries also cooperate in other industries, including tourism, the construction industry and the ongoing construction of the Akkuyu Nuclear Power Plant, the first stage of which is expected to be commissioned in October of 2024. Ukraine is a strategic partner of Türkiye. Bilateral trade volume was nearly U.S.$4.7 billion in 2020, U.S.$7.4 billion in 2021, U.S.$7.7 billion in 2022, and U.S.$7.1 billion in 2023. In addition, the two countries have in recent years increased their cooperation in the defense industry. Support for Ukraine’s territorial integrity and sovereignty has been among the priorities of Turkish foreign policy since 2014. Türkiye does not recognize the illegal annexation of Crimea, Donetsk, Luhansk, Zaporizhzhia and Kherson and favors peaceful settlement of the current conflict in line with the Minsk agreements and with the territorial integrity of Ukraine. On July 7, 2023, President Recep Tayyip Erdoğan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO.

Because of the close relationship with, and Türkiye’s geographic proximity to, both countries, the current hostilities between Russia and Ukraine are likely to have an increasingly adverse effect on the Republic’s political, economic and financial position, especially if Türkiye were to be obliged to source its energy needs elsewhere; if its tourism, construction or other industries that rely on business from Russia were to experience material declines in demand for their services from Russia or Russians; if the sanctions and export controls imposed by the United States, the European Union and other countries were to restrict or impede business cooperation between Russia and Türkiye; or if counterresponses by the government of Russia were to impact its relationship with Türkiye.

In addition, Türkiye is a member of NATO, which has denounced Russia’s military activities in Ukraine. Russia has, in response, placed its strategic nuclear forces on a higher state of readiness than previously and announced an increase in the size of its armed forces in August 2022. Any armed confrontation between the armed forces of a NATO member country and the armed forces of Russia, in Ukraine or elsewhere, could pose significant risks to the Republic given its membership in NATO and its geographic proximity to both Ukraine and Russia. Furthermore, in response to Russia’s military actions in Ukraine, Finland sought to join NATO. On March 31, 2023, the Turkish Parliament approved Finland’s bid to join NATO. Finland became a NATO member state on April 4, 2023. Sweden also seeks to join NATO and on July 10, 2023, President Recep Tayyip Erdoğan agreed to forward the accession protocol for Sweden to the Grand National Assembly of Türkiye when parliament returns to session. On October 25, 2023, a bill proposing the approval of the protocol on Sweden’s accession to NATO was signed by the Speaker of the Grand National Assembly of Türkiye and referred to the Foreign Affairs Committee. On December 26, 2023, legislation greenlighting Sweden’s accession to NATO was approved by the Foreign Affairs Committee, leaving only a vote in the general assembly to grant or deny Türkiye’s full approval. On January 23, 2024, The Grand National Assembly of Türkiye ratified Sweden’s membership.

If any of the risks discussed above were to materialize, it may affect the ability of the Republic to perform its payment obligations under the Notes. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations — NATO”.

Regional conflicts, terrorism and other similar circumstances or occurrences may have a negative effect on the Turkish economy.

As a result of further economic instability in many developed and emerging markets, the international financial markets have experienced a significant amount of volatility and many financial market indices have declined significantly. The potential impact of such volatility on the Turkish market and on securities issued by the Republic, including the Notes, is uncertain.

The Republic is located in a region which has been subject to ongoing political and security concerns, especially in recent years. These concerns in certain neighboring countries, such as Ukraine, Iran, Iraq, Georgia, Armenia and Syria, have been one of the potential risks associated with investment in securities issued by the Republic. Further, since December 2010, political instability has increased markedly in a number of countries in the Middle East and North Africa, such as Israel, Libya, Tunisia, Egypt, Syria, Jordan, Bahrain and Yemen.

As a result of the anti-government uprising in Syria, approximately four million Syrian refugees have fled to the Republic and more can be expected to cross the Turkish-Syrian border as the unrest in Syria continues. The ongoing conflict in Syria has been the subject of significant international attention, and its impact and resolution are difficult to predict. Relevant international parties and Syrian representatives continue to hold talks regarding the stabilization of Syria. Any failure related to the joint international efforts and/or any continuation or escalation of political instability or international military intervention in Syria may act as a destabilizing factor for Türkiye. The high number of refugees within Türkiye’s borders and foreign intelligence agents infiltrating both refugee camps and local communities remain current threats. Unrest in other countries may affect the Republic’s relationships with its neighbors, have political implications in the Republic or otherwise have a negative impact on the Republic’s economy. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”.

Terrorist incidents (especially in 2015 and 2016) contributed to a significant reduction in levels of tourism and tourism receipts in 2016, which led to a decrease in GDP in the third quarter of 2016. Tourism revenue recovered to a certain extent in 2017, 2018 and 2019. On November 13, 2022, six people were killed and 81 others were injured by a terrorist attack in Istanbul. If additional attacks occur in the future, the Republic’s capital markets, levels of tourism in the Republic and foreign investment in the Republic, among other things, may suffer, or may suffer further.

There was a significant decrease in the number of foreign visitors visiting the Republic in mid-to-late 2020, due to the COVID-19 pandemic. Although, the tourism sector significantly recovered in the wake of the COVID-19 pandemic in terms of both the number of foreign visitors and tourism revenues, there can be no assurance that this recovery will persist or that the number of visitors or tourism revenues will not decrease in the future. For additional information, see “Recent Developments and Summary — Tourism”.

The continuation of the conflict in Syria and/or its further deterioration could have a material negative impact on the Turkish economy. Türkiye has regularly undertaken military operations in Syria in order to neutralize terrorist threats, and to ensure security and stability. These operations are based on the Republic’s right to self-defense under international law, as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) and have been carried out while respecting Syria’s territorial integrity. On October 26, 2021, Turkish parliament ratified a motion extending authorization to launch cross-border anti-terrorist operations in northern Iraq and Syria for two more years, as well as continued participation in a Lebanon peacekeeping mission. The motion allows the Turkish military to carry out cross-border operations in northern Iraq and Syria until October 30, 2023. Most recently, on November 20, 2022, Turkish armed forces launched Operation Claw Sword, which involved airstrikes in northern Iraq and Syria. On October 17, 2023, the Turkish parliament extended the presidential mandate permitting the sending of Turkish soldiers to Iraq and Syria for another two years. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”.

There has been an increase in tension between Israel and Palestine starting on October 7, 2023. In the press release issued on the same day, the Ministry of Foreign Affairs of the Republic of Türkiye stated that Türkiye attaches high importance to the restoration of calm in the region as soon as possible, and strongly condemned the loss of civilian lives. It also stated that Türkiye is always ready to contribute to the best of its ability to ensure that these developments can be taken under control before they escalate further and spread to a wider area. Israel subsequently indicated that it is reassessing its diplomatic relations with the Republic of Türkiye. On November 4, 2023, Türkiye announced that it had recalled its ambassador to Tel Aviv for consultations, in view of the unfolding humanitarian tragedy in Gaza caused by the continuing attacks by Israel against civilians, and Israel’s refusal of calls for a cease-fire and continuous and unhindered flow of humanitarian aid.

Regional conflicts, terrorist attacks and the threat of future terrorism have had and could continue to have a material adverse effect on Türkiye’s capital markets, the level of tourism, foreign investment, exports and other elements of the Turkish economy. The escalation of political instability in the Middle East could also be a destabilizing factor for Türkiye and the region as a whole. The Republic’s drilling activities in the Eastern Mediterranean may lead to political reactions from the littoral states and other international bodies, such as the European Union, and adversely affect the Republic’s economic and financial indicators. In addition, any further possible regional issue to be emerged in the future may adversely affect the Republic’s economy if such issues lead to any conflict between the Republic and any relevant regional and international parties. Any further possible major conflicts to be emerged in the relations of the Republic with other countries, may also negatively affect the economic and financial indications. For additional information, see “Recent Developments and Summary — Foreign Policy and International Relations”.

The above circumstances could lead to outcomes that may have a material adverse effect on the Turkish economy.

Political unrest and changes to the Republic’s constitutional arrangements pose risks to the Republic’s economy and stability.

The Republic has from time to time experienced volatile political, economic and social conditions, including two financial crises in 1994 and 2000/2001 and a failed coup d’état attempt in July 2016. The Republic’s economy was also impacted by the 2008-2009 global financial crisis. If similar conditions recur or if the current global economic slowdown persists or worsens, this may adversely affect the Republic’s economy and financial condition.

On July 15, 2016, a coup d’état was attempted in Türkiye against state institutions, including, but not limited to the Government, by a faction within the army that is linked to the terrorist group called Fethullah Terrorist

Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition. During the coup attempt, around 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, under Article 120 of the Constitution, in order to enable the authorities to take action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights pursuant to Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. Parliament approved several extensions of the state of emergency which finally concluded on July 18, 2018.

Turkish authorities are continuing to search for coup participants and others with alleged links to the FETÖ, and may detain, arrest, prosecute, fire or suspend more people. These actions have been the subject of criticism by the EU and others and may lead to strain in the Republic’s relationships with other countries, such as the tension with the United States associated with Turkish requests to extradite Fethullah Gülen.

The Republic had been a parliamentary democracy since its formation in 1923, during which period the Republic had sixty-six governments, until the implementation of the new executive presidential system in 2018. The executive presidential system concentrates significant power in the office of the President, including the ability to appoint and dismiss ministers, vice presidents, high level diplomats and public officers and allows the winner of a presidential election to assume control of the government.

On June 24, 2018, general and presidential elections were held to elect the first president and deputies, marking the beginning of the transition towards an executive presidential system. According to the official results announced by the Supreme Election Council on July 4, 2018, President Recep Tayyip Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. For additional information, see “Recent Developments and Summary — Political Conditions”. Both presidential and parliamentary elections are to be held every five-years on the same date.

In the May 14, 2023 presidential and parliamentary elections, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

In accordance with a decree published in the Official Gazette No. 32449 dated February 3, 2024, Mrs. Hafize Gaye Erkan was dismissed, and Mr. Fatih Karahan was appointed as new Governor of the Central Bank. While Mehmet Şimşek, the Minister of Treasury and Finance, publicly stated that (i) this change would not affect the current economic policies of the CBRT and more generally, the Government and (ii) Fatih Karahan was appointed in accordance with his suggestion, as of the date hereof, any impact this change may have on the current policies of CBRT cannot be determined. There can also be no assurance that there will not be any further changes in the personnel at the CBRT, which changes could in turn impact the policies of the CBRT.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority four times between 1959 and 2021 (in 1960, 1971, 1980 and 2016).

Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

Any further negative changes in the political environment of the Republic may affect the stability of the Turkish economy or its institutions. In addition, any instability in the Turkish economy and financial system may adversely affect the Republic’s credit quality.

Furthermore, the failure of the Turkish Government to implement its proposed economic and financial policies, including those set forth in the Republic’s Economic Reform Agenda and the 2023-2025 Medium Term Program, may also adversely affect the Turkish economy and the Republic’s credit quality. For additional information, see “Recent Developments and Summary”.

The Republic may not be able to refinance its domestic and international debt.

The Republic has sizeable amounts of domestic and international debt and its domestic debt has a relatively short maturity structure. Central government gross domestic debt stock was approximately TL 3,209,252 million and central government gross external debt stock was approximately U.S.$119,129 million as of the end of December 2023.

In addition, on December 8, 2016, the Government announced plans to establish a credit guarantee fund (the “Credit Guarantee Fund”), a joint-stock company founded by Cabinet decree authorized to provide guarantees for small and medium sized enterprises, which has commenced several guarantee programs in recent years. Most recently, on January 31, 2022, the Government announced its plan to establish a new loan guarantee package under the Credit Guarantee Fund scheme worth TL 60 billion. On February 12, 2022, the relevant Minister announced the details of the new guarantee scheme.

On December 20, 2021, the Government announced a new deposit scheme called the “Foreign Exchange-Protected Turkish Lira Deposit Account” for the benefit of individuals resident in Türkiye (persons with legal residences in Türkiye, and including Turkish citizens in foreign countries). Aiming to encourage Turkish citizens to keep their savings in Turkish Lira rather than foreign currencies and offering them an interest rate plus exchange rate guarantee for the determined maturities, this new scheme will compensate potential losses of individual depositors for possible increase in foreign exchange rates during the determined maturities. On January 11, 2022 and February 1, 2022, the Government expanded the application area of this new deposit scheme to include legal entities resident in Türkiye and Turkish citizens resident in foreign countries, respectively. As of February 1, 2024, the total volume in Foreign Exchange-Protected Turkish Lira Deposit and Participation Accounts is approximately TL 2.382 trillion. On August 20, 2023, the Central Bank of the Republic of Türkiye (CBRT) lifted targets applied to banks for certain levels of conversions of foreign-exchange deposits to Foreign Exchange-Protected Turkish Lira Deposit and Participation Accounts, encouraging banks to convert certain Foreign Exchange-Protected Turkish Lira Deposit and Participation Accounts to Turkish Lira accounts. If the rollback of this scheme occurs more quickly than expected, it may create depreciation pressure on Turkish Lira. For additional information, see “Recent Developments and Summary — Economic Developments” and “Recent Developments and Summary – Monetary Policy”.

Any deterioration in financing conditions as a result of market, economic or political factors, which may be outside the Republic’s control, may jeopardize the ability of the Republic to refinance its debt in a timely manner.

Increases in inflation may adversely affect Türkiye’s economy.

In January 2024, the Republic’s annual CPI and domestic PPI increased by 64.86% and 44.20% respectively, as compared with the same month of the previous year. During the same month, the CPI and domestic PPI increased by 6.70% and 4.14% respectively, compared with the previous month.

On December 30, 2022, the Central Bank released its 2023 Monetary Policy and Liraization Strategy Report. In this report, the medium-term inflation target of 5% set jointly with the Government has been maintained and the Central Bank stated that the monetary policy will be formulated to bring inflation to the medium-term target gradually. The Central Bank also stated that policies to be implemented under the Liraization Strategy will continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira in both assets and liabilities of the banking system. Accordingly, the Central Bank set the liraization target in deposits as 60% for the first half of 2023 and accordingly the conditions for banks’ use of funding, collateral and credit channels will be calibrated in line with the liraization targets. In addition, the Central Bank said that in Turkish lira liquidity management, the share of funding via Open Market Operations (OMO) will be increased gradually, and OMO would be the main component of the funding channel.

On January 26, 2023, the Central Bank released the first Inflation Report of 2023. In this report, the Central Bank stated that consumer inflation as at year-end 2022 was 64.3%, within the forecast range presented in the October Inflation Report, and below the forecast mid-point. In the report, the Central Bank also stated that inflation is projected to be 22.3% at the end of 2023 with a sustained downward trend in the medium-term, falling to 8.8% at the end of 2024 and to 5% at the end of 2025.

On May 4, 2023, the Central Bank released the second Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 22.3% at the end of 2023, to fall to 8.8% at the end of 2024 and sustain the downtrend by receding to 5.0% by the end of 2025.

On July 27, 2023, the Central Bank released the third Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 58% at the end of 2023, to fall to 33% at the end of 2024 and sustain the downtrend by receding to 15% by the end of 2025.

On November 2, 2023, the Central Bank released the fourth Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 65% at the end of 2023, and fall to 36% at the end of 2024, and to 14% at the end of 2025.

On February 8, 2024, the Central Bank released the first Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 36% at the end of 2024, and fall to 14% at the end of 2025, and to 9% at the end of 2026.

The outbreak of COVID-19, and the measures implemented to contain its spread, significantly weakened global economic conditions and may continue to have an indeterminable adverse impact on the world economy, including increased volatility in financial markets. In addition, the COVID-19 crisis contributed to more volatile world prices for oil and gas, which affected Türkiye’s economy, as well as causing supply chain disruptions, leading to rising inflation globally and within the Republic.

In the most recent Central Bank Monetary Policy Committee (“Monetary Policy Committee”) meeting on January 25, 2024, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 42.5% to 45%. In the press release on interest rates published on the same day, it was stated that taking into account the lagged impact of monetary tightening, the Monetary Policy Committee assessed that the monetary tightness required to establish the disinflation course has been achieved and that this level will be maintained as long as needed. The Monetary Policy Committee stated that it will reassess the stance of monetary policy if notable and persistent risks to the inflation outlook emerge. The next meeting of the Monetary Policy Committee is scheduled for February 22, 2024.

There can be no assurance that inflation will not increase further in the future. In particular, strong domestic demand and/or an increase in global or regional economic activity that influences the prices of oil and other commodities and external demand could cause an increase in inflation. Increases in unprocessed food prices and adjustments in tobacco prices, which have contributed to recent increases in inflation, may increase inflation again in the future. In particular, the current hostilities between Russia and Ukraine have exacerbated the present inflationary pressures in the global economy, given the importance of both in the production and supply of key commodities, such as natural gas and wheat. Increases in employment and wage developments, as well as adjustments to administered prices and taxes, could also contribute to increases in inflation. In addition, the exchange rate pass-through effect has had, and in the future may have, a negative impact on the price of imports, contributing to inflation. A significant increase in inflation may cause the Republic to take action that could inhibit the Republic’s economic growth. In addition, inflation can result in greater market volatility by causing economic uncertainties and reduced consumption, GDP growth and consumer confidence. Measures to combat inflation and speculation about possible additional actions to combat inflation may lead to economic uncertainty. Any of these factors could adversely impact the Republic and its economy.

Increases in the Republic’s current account deficit may be difficult to finance.

Türkiye’s current account deficit (the “CAD”) has increased significantly in recent years, owing in part to increased imports and energy costs. In November 2023, current account recorded net deficit of U.S.$2.72 billion, bringing the total current account deficit for January-November 2023 to U.S.$43.61 billion. Services surplus helped offset goods deficit in November 2023. Gold and energy excluded, Türkiye’s current account indicated net surplus of U.S.$2.15 billion. The Republic’s CAD for 2022 and 2021 was approximately U.S.$49.09 billion (5.4% of GDP) and U.S.$7.23 billion (0.9% of GDP), respectively.

Financing the CAD might be difficult in the event of a global liquidity crisis and/or declining interest of foreign investors in Türkiye. A widening CAD may result in an increase in the levels of borrowing by the Republic, a decline in the Central Bank’s reserves to finance the CAD and/or depreciation of the Turkish Lira. A widening CAD may also affect the capacity of the Republic’s economy to generate foreign currency assets sufficient to cover liabilities arising from external debt. Any of these events could have a material adverse effect on the financial and economic condition of the Republic.

Risks associated with the foreign exchange rate of the Republic’s currency.

The depreciation of the Turkish Lira against the U.S. Dollar or other major currencies might adversely affect the financial condition of the Republic, such as through potential unhedged foreign currency positions of Turkish banks and the deterioration of bank asset quality.

The Turkish corporate sector may also be susceptible to additional foreign exchange risk because a large volume of corporate loans is denominated in foreign currencies, resulting in additional risk if the Turkish Lira depreciates. Turkish corporate borrowers may not have sufficient foreign currency reserves or adequate hedging, particularly if Turkish Lira depreciation is compounded by macroeconomic factors that particularly impact certain sectors or clients (such as the potential combined impact of Turkish Lira depreciation and adverse fluctuations in global oil prices in the energy sector).

An exchange rate shock could have negative implications for the Turkish banking sector, the main lenders of corporate debt, as well as the credit quality of Turkish corporate entities. Accordingly, the Republic’s economy faces risks associated with the refinancing of private sector external debt, which constituted 50.2% of the Republic’s gross external debt as of the third quarter of 2023, which risks are exacerbated by Turkish Lira depreciation. See “Recent Developments and Summary — Debt”.

In addition, depreciation of the Turkish Lira may increase the price of imported goods, which may increase the trade deficit and the CAD. Any significant depreciation of the Turkish Lira against the U.S. Dollar or other major currencies might also have a negative effect on the Republic’s ability to repay its debt denominated in currencies other than the Turkish Lira, including the amounts due under the Notes. From time to time, the Turkish Lira may be subject to increased volatility. For example, on December 30, 2022, the Turkish Lira depreciated from TL 13.4221 per U.S. Dollar as of January 3, 2022 to TL 18.6983 per U.S. Dollar due to market volatility. For more information, see “Recent Developments and Summary — Foreign Policy and International Relations — United States”.

Furthermore, after keeping the policy rate (one-week repo auction rate) constant at 14% for several consecutive periods from December 2021 to July 2022, on August 18, 2022, the Central Bank decided to decrease the policy rate from 14% to 13%. On September 22, 2022, the Monetary Policy Committee decided to decrease the policy rate from 13% to 12%. On October 20, 2022, the Monetary Policy Committee decided to decrease the policy rate by 150 basis points to 10.50%. On November 24, 2022, the Monetary Policy Committee decided to decrease the policy rate from 10.5% to 9%. On December 22, 2022 and January 19, 2023, the Monetary Policy Committee decided to keep the policy rate constant at 9%. On February 23, 2023, the Monetary Policy Committee decided to decrease the policy rate from 9% to 8.5%. On March 23, 2023, April 27, 2023, and May 25, 2023, the Monetary Policy Committee decided to keep the policy rate constant at 8.5%. On June 22, 2023, the Monetary Policy

Committee decided to increase the policy rate from 8.5% to 15%. On July 20, 2023, the Monetary Policy Committee decided to increase the policy rate from 15% to 17.5%. On August 24, 2023, the Monetary Policy Committee decided to increase the policy rate from 17.5% to 25%. On September 21, 2023, the Monetary Policy Committee decided to increase the policy rate from 25% to 30%. On October 26, 2023, the Monetary Policy Committee decided to increase the policy rate from 30% to 35%. On November 23, 2023, the Monetary Policy Committee decided to increase the policy rate from 35% to 40%. On December 21, 2023, the Monetary Policy Committee decided to increase the policy rate from 40% to 42.5%. On January 25, 2024, the Monetary Policy Committee decided to increase the policy rate from 42.5% to 45%. As of February 8, 2024, the Central Bank’s policy rate was 45% and the exchange rate was TL 30.5357 per U.S. Dollar, compared to TL 18.6983 per U.S. Dollar as of December 30, 2022, representing a 63.31% depreciation in the strength of the Turkish Lira against the U.S. Dollar over such period. For additional information, please see “— Increases in inflation may adversely affect Türkiye’s economy”.

Risks associated with delays or other adverse developments in the Republic’s accession to the European Union may have a negative impact on the Republic’s economic performance and credit ratings.

The Republic commenced negotiations on its accession to the EU on October 3, 2005 and expects to join the EU at some point in the future. The EU decided in 2006 to suspend negotiations in eight out of 35 parts, or “chapters”, and not to “close” the other 27 chapters, of the Republic’s accession negotiations because of the Republic’s restrictions with respect to the Greek Cypriot Administration. Moreover, during the EU General Affairs Council meeting of December 8, 2009, Greek Cypriots declared that “normalization” of relations is a precondition for progress in 6 chapters. As a result, 14 chapters have been blocked. Delays or other adverse developments in the Republic’s accession to the EU may have a negative effect on the Republic’s economic performance and credit ratings. On November 24, 2016, the European Parliament passed a non-binding resolution to suspend talks with Türkiye. The EU Foreign Ministers rejected the call by the European Parliament to freeze the accession process of Türkiye on December 13, 2016.

On April 25, 2017, the Parliamentary Assembly of the Council of Europe decided to reopen a political monitoring process against Türkiye. On March 13, 2019, the European Parliament again called EU governments and the European Commission, to suspend membership negotiations with Türkiye. The European Parliament rejected floor amendments which sought to terminate or formally end the membership negotiation process instead advocating for its suspension. On March 15, 2019, the 54th Meeting of the Türkiye-EU Association Council, the highest decision-making body established by the Ankara Agreement, was held in Brussels after an interval of almost four years.

On November 8, 2023, the European Commission published its 2023 country report on Türkiye (the “2023 EC Report”). The 2023 EC Report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report also said that Türkiye remains a key partner for the European Union and a candidate country. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

The Republic’s accession depends on a number of economic and political factors relating to both the Republic and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed.

Risks associated with significant seismic events.

A significant portion of Türkiye’s population and most of its economic resources are located in a first degree earthquake risk zone and Türkiye has experienced a large number of earthquakes in recent years, some quite significant in magnitude. On September 26, 2019, an earthquake with a magnitude of 5.8 occurred in the Sea of Marmara, damaging a few buildings in Istanbul. On January 24, 2020, an earthquake with a magnitude of 6.8 occurred in Elazig, causing the deaths of 41 people and injuring 1,607 people. On October 30, 2020, an earthquake with a magnitude of 6.6 occurred in Izmir, causing the deaths of 114 people and injuring 1,035 people. On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş¸ province. They affected more than 13 million people across 11 provinces, including Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kilis, Malatya, Osmaniye, Şanlıurfa, and Elazığ. Several countries in the region, including Syria and Lebanon, also felt the strong tremors that struck Türkiye in the space of less than 10 hours. On February 20, 2023, an earthquake with a magnitude of 6.4 occurred at 20.04 in Defne district of Hatay, which was followed by 90 aftershocks, the largest of which was magnitude 5.8. The Disaster and Emergency Management Presidency stated that 50,096 people were killed by these earthquakes, as of March 20, 2023. The Strategy and Budget of the Turkish Presidency, in its “Türkiye Earthquakes Recovery and Reconstruction Assessment”, released on March 6, 2023, preliminarily estimates that the total impact amounts to $103.6 billion, or the equivalent of 9% of Türkiye’s forecast GDP for 2023. On January 15, 2024, Minister of Treasury and Finance Mehmet Şimşek stated that while expenditures for earthquake-related needs were estimated as TL 762 billion for 2023 initially, the year-end expenditure amount reached TL 950 billion, and the ratio of earthquake expenditures to GDP was realized as 3.7%. The Government has, among other things, established a Disaster Reconstruction Fund, which it expects to be funded with a combination of private donations and public funds. In the event of future earthquakes, effects from the direct impact of such events could have a material adverse effect on the Republic’s economy. In the event of future earthquakes, effects from the direct impact of such events could have a material adverse effect on the Republic’s economy.

Certain pending arbitration proceedings could have an adverse effect on the Republic.

Several claimants have filed claims against the Republic ranging in amounts from U.S.$750 million to U.S.$19 billion before the International Centre for the Settlement of Investment Disputes or under the United Nations Commission on International Trade Arbitration Rules alleging either that: (a) they have been harmed because the takeover of banks by the Savings Deposit Insurance Fund indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation; or (b) they have been indirectly harmed because the Republic canceled certain contracts with companies in which they allege they held investments. While the Republic does not believe that such proceedings will in the aggregate have a material adverse impact on the Republic, the outcome of some of these arbitration proceedings is uncertain.

The Republic’s economy remains vulnerable to external shocks, such as those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have an adverse effect on the Republic’s economic growth and its ability to service its public debt.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. Foreign direct equity investments in the Republic, in particular, are vulnerable to changes in investor appetite due to political uncertainty and the overall retrenchment from emerging markets.

The Republic’s economy also remains vulnerable to external shocks, including turmoil in the markets for sovereign and other debt, foreign currencies and equities. If there is a significant decline in the economic growth of any of the Republic’s major trading partners, such as the European Union, or any euro area member experiences difficulties issuing securities in the sovereign debt market or servicing existing debt or ceases to use the euro as its national currency, it could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth. The European Union, particularly Germany, is the Republic’s largest export market. A decline in demand for imports from any member of the European Union could have a material adverse effect on Turkish exports and the Republic’s economic growth. Furthermore, the Republic’s economy is vulnerable to external events that increase global risk aversion, which could include such events as U.S. Federal Reserve interest rate decisions.

Increases in U.S. or global interest rates may result in the reduction of external financing to Turkish banks and corporate entities, volatility in capital flows (including outflows), adverse fluctuations in currency markets, a suppression of demand and market volatility. The recent tightening of monetary policies in developed economies or other events may cause capital outflows from emerging economies and generate a negative impact on emerging economies, such as Türkiye’s. In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, the Republic could be adversely affected by negative economic or financial developments in other countries, including emerging market countries. The Republic has been adversely affected by such contagion effects on a number of occasions, including following the two financial crises in 1994 and 2000/2001, the 2008/2009 global economic crisis and the COVID-19 related imbalances in the global economy. Possible volatility in the markets stemming from concerns over China’s economic growth may adversely affect economic growth in other emerging economies with close trade links with China. Although China is not a major trading partner of the Republic, no assurance can be given that these developments will not have a negative effect on the economic or financial conditions of the Republic. In addition, similar developments can be expected to affect the Turkish economy in the future.

There can be no assurance that any crises or external shocks such as those described above or similar events will not negatively affect investor confidence in emerging markets, the economies of the principal countries in Europe or the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

Investing in securities involving emerging markets generally involves a higher degree of risk.

Investors in emerging markets, such as Türkiye, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies, such as the Turkish economy, are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in the light of those risks, their investment is appropriate. Generally, investment in emerging markets is suitable only for sophisticated investors who fully appreciate the significance of the risks involved.

In addition, market participants in countries in emerging markets, including Türkiye, may be particularly susceptible to disruptions in the capital markets and the resulting reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty and limit their ability to service their indebtedness, including the Notes.

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2022 on Form 18-K filed with the SEC on September 22, 2023, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2021, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2022.

GENERAL

In 2022, the Republic’s GDP increased by 5.5% compared to the previous year. The Republic’s GDP increased by 4.0% in the first quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 3.9% in the second quarter of 2023 compared with the same quarter of 2022. The Republic’s GDP increased by 5.9% in the third quarter of 2023 compared with the same quarter of 2022. See “— Economic Developments” for more information.

On May 14, 2023, presidential and parliamentary elections were held in the Republic. In the parliamentary elections, the People’s Alliance, led by AKP, secured 323 of 600 seats, ensuring a parliamentary majority for President Erdoğan. The Nation Alliance, led by the main opposition party CHP, won 212 seats, while the Labour and Freedom Alliance won 65 seats.

As no candidate received more than 50% of the valid votes in the first round on May 14, 2023, the presidential elections went into run-off. At the run-off round, which was held on May 28, 2023, Recep Tayyip Erdoğan received 52.18% of the vote, while Kemal Kiliçdaroğlu received 47.82% of the vote, according to the Supreme Election Council.

Presidential and parliamentary elections are to be held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

The next local elections are scheduled to be held on March 31, 2024.

On November 4-5, 2023, at the 38th Ordinary Congress of the Republican People’s Party (CHP), Özgür Özel was elected as the new leader of the party, replacing Kemal Kılıçdaroğlu.

On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB” but revised the outlook to “negative” from “stable”. On September 29, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “stable” from “negative’’. On November 30, 2023, Standard & Poor’s affirmed Türkiye’s credit rating at “B” and revised its outlook on Türkiye to “positive” from “stable”. On September 8, 2023, Fitch affirmed Türkiye’s credit rating at “B” and its outlook was revised from negative to stable. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign-and domestic-currency issuer and the foreign-currency senior unsecured ratings to “B3” from “B2” and changed the outlook to “stable” from “negative”. On June 16, 2023 and December 15, 2023, which were the announced dates for the review of credit rating action in 2023 with respect to Türkiye, Moody’s did not update Türkiye’s credit ratings. On January 12, 2024, Moody’s affirmed Türkiye’s credit rating at “B3” and revised its outlook on Türkiye to “positive” from “stable”.

On November 13, 2022, an explosion in a crowded district of Istanbul resulted in the deaths of six people and in the wounding of 81 others. The Republic labelled the incident as a terrorist attack and stated that Kurdish separatist groups were responsible. In response, on November 20, 2022, Turkish armed forces launched Operation Claw-Sword, which involved airstrikes in northern Iraq and Syria. In response to a subsequent terrorist attack in Ankara on October 1, 2023, Turkish armed forces launched Operation Heroes, a comprehensive operation aimed at apprehending the suspects from Kurdish separatist groups.

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaras¸ province. They affected more than 13 million people across 11 provinces, including Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kilis, Malatya, Osmaniye, Şanlıurfa, and Elazığ. Several countries in the region, including Syria and Lebanon, also felt the strong tremors that struck Türkiye in the space of less than 10 hours. On February 20, 2023, an earthquake with a magnitude of 6.4 occurred at 8:04 p.m. local time in Defne district of Hatay, which was followed by 90 aftershocks, the largest of which was magnitude 5.8. The Disaster and Emergency Management Presidency stated that 50,096 people had been killed and 107,204 people injured by these earthquakes as of March 20, 2023. On February 7, 2023, Turkish President Recep Tayyip Erdoğan announced that the MOTF initially earmarked TL 100 billion in quake-relief spending.

Domestic Social Developments

The Ministry of Family and Social Services and the Ministry of Labor and Social Security aim to provide social services that strengthen the individual and family within the framework of social values; implement measures to increase employment, and regulate and control working life with the aim of contributing to socio- economic development and maintaining the effectiveness of the social security system.

To achieve this mission, The Ministry of Family and Social Services unveiled the 2022-2026 Strategic Plan with the following 5 main objectives:

Protection and strengthening of the individual, family and social structure;

Improving protective and preventive services, ensuring equal opportunities;

Strengthening shelter, care and rehabilitation services for women, children, the disabled and the elderly;

Facilitating access to social assistance and social services; and

Increasing institutional capacity and service quality.

Through this policy, Türkiye sets action plans to further protect the most vulnerable groups of the society, protecting against all forms of abuse towards children as well as the elimination of gender-based inequality. The UN Convention on the Rights of the Child was signed by Türkiye in 1990 and the principle of “Zero Tolerance to Child Labor” continues to be carried out effectively.

Moreover, since 2007, Türkiye sets and implements National Action Plans, which contain the main policy priorities in the field of combating violence against women. The 4th National Action Plan (2021-2025), as the current roadmap, aims to prevent all types of violence against women with principle of zero tolerance to violence.

Governmental Steps With Respect to Income Distribution

One of the main goals of Türkiye’s economic policy is to ensure that its citizens benefit from the Republic’s economic growth. In addition to macroeconomic policies, support programs have also decreased poverty and improved income distribution. In this context, pension payments, unemployment benefits, health insurance, and social assistance such as family support are provided. The Family Support Program administered by the Republic’s Family and Social Services Ministry was launched in 2022 to provide financial assistance to families in need. In addition, pursuant to Law No. 7349 on the Amendment of Some Laws and the Income Tax Law, the minimum wage is exempt from taxes and the amount of wages up to the minimum wage for all employees are currently exempt from taxes as well.

Consequently, Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics:

•	The Gini coefficient, a statistical measure designed to represent inequality, decreased from 0.428 in 2006 to 0.415 in 2022.

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 7.9 in 2022.

•	The ratio of number of people earning less than $2.15 per day was 2.1% in 2002, decreased to 0.4% in 2019.

•	The poverty rate, calculated based on 50 percent of the median income, was 18.6% in 2006, and decreased to 14.4% in 2022.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 48th among 191 countries in 2021 and was placed in the “Very High Human Development” category.

Moreover, in order to reach sustainable growth and decrease women and youth vulnerability, certain concrete steps have been taken. First, in order to ease access to finance for youth and women, Credit Guarantee Fund supported packages and Small and Medium Enterprises Development Organization entrepreneurship supports are provided to these groups. Furthermore, dissemination of childcare services, social security premium support to businesses that employ women and youth, income tax exemption for young entrepreneurs, tax exemptions for women in internet sales of homemade products as well as active labor force programs are top-line policies supported by the government of the Republic in order to protect and increase employment of vulnerable groups.

POLITICAL CONDITIONS

In the May 14, 2023 presidential and parliamentary elections in the Republic, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of February 8, 2024:

Number of Seats
Justice and Development Party (AKP)	264
Republican People’s Party (CHP)	129
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	49
İYİ Party	38
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	5
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	6
Total	598

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

After Türkiye agreed to forward the NATO membership accession protocol for Sweden to the Grand National Assembly of Türkiye, discussed below, Sweden on July 10, 2023, agreed to “actively support efforts to reinvigorate Türkiye’s EU accession process, including modernization of the EU-Türkiye Customs Union and visa liberalization”. At present, citizens of Türkiye require a visa to enter any EU member state. Furthermore, the President of the European Council, Charles Michel, stated on July 11, 2023 that he and President Erdoğan had “explored opportunities ahead to bring EU-Türkiye cooperation back to the forefront and re-energize our relations”.

On September 6, 2023, Trade Minister Ömer Bolat and Oliver Varhelyi, European Commissioner for Neighbourhood and Enlargement, met in Ankara. After the meeting Ömer Bolat said that they were highly pleased with the concrete program proposed by the EU, especially regarding the facilitation of visa processes for Turkish businesspeople and he also added that they would improve the trade and economic cooperation between Türkiye and the EU, Türkiye’s largest trading partner, through mutual steps.

On September 19, 2023, President Recep Tayyip Erdoğan said that the increasingly complex nature of regional and global challenges indicated that there was a need, now more than ever, to advance Turkish-European Union relations on a healthy basis at his speech in the UN Security Council.

On November 20, 2023, Minister of Foreign Affairs Hakan Fidan said Türkiye remains committed to its EU membership goal and continues to follow constructive policies to improve cooperation and dialogue in all fields.

European Commission’s 2023 Report

On November 8, 2022, the European Commission published the 2023 EC Report. The report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report stated that Türkiye remains a key partner for the European Union and a candidate country. With respect to foreign policy, the report said: “Türkiye condemned the Russian military aggression (Ukraine war), including at the UN General Assembly, and engaged politically and diplomatically, including by facilitating the export of Ukrainian grain and the exchange of prisoners.” It also stressed that Türkiye intensified its “regional normalisation” policy with Arab states, Armenia, and Israel. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

On March 1, 2023, Janez Lenarčič, European Commissioner for Crisis Management, attended a session of the European Parliament Committee on Development in Brussels on the humanitarian situation after earthquakes that hit Türkiye and Syria and stated that the solidarity the EU showed after such earthquakes struck Türkiye could open a new page in EU-Türkiye relations.

On March 29, 2023, Türkiye’s President Recep Tayyip Erdoğan and Hungarian President Katalin Novak held a joint press conference in Ankara. Türkiye’s President Recep Tayyip Erdoğan stated that Türkiye was ready to assist in delivery of natural gas to Hungary and that Türkiye expected Hungary to maintain support for progress on a positive agenda with respect to Türkiye-EU ties.

On September 13, 2023, the European Parliament voted on its position on the Commission’s 2022 annual report on Türkiye during its September 2023 plenary session. In its decision, the European Parliament noted that Türkiye remained a candidate for EU accession, a NATO ally and a key partner in security, trade and economic relations and migration, however, Türkiye was expected to respect democratic values, the rule of law and human rights and abided by EU law.

On September 13, 2023, the Turkish Foreign Ministry stated that European Parliament’s decision was unacceptable and also added that it was far from developing the right strategic approach towards both the EU and our region.

On October 1, 2023, Türkiye’s President Recep Tayyip Erdoğan said that although Türkiye has kept promises it made to the EU, the bloc has not fulfilled its promises to Ankara, referring to the EU’s 2016 promise to lift visa requirements for Turkish citizens visiting EU countries as part of the migrant deal.

On November 29, 2023, the European Commission and the High Representative adopted a Joint Communication on the state of play of EU-Türkiye political, economic and trade relations. On the same date, EU foreign policy chief Josep Borrell stated that “The European Union clearly has a strategic interest to develop a mutually beneficial relationship with Türkiye and maintain a stable and secure environment in the eastern Mediterranean”.. The EU has identified a number of possible options towards engagement with Ankara, Borrell said, adding that the EU Commission has suggested resuming dialogue on updating the Customs Union with Türkiye, as well as taking more steps on trade, investment, migration, and visa liberalization. Türkiye’s deputy foreign minister and director for EU affairs stated on December 18, 2023 that the joint declaration on Türkiye-EU relations marks a significant first step in bilateral relations.

World Bank

On September 7, 2023, Humberto Lopez, World Bank Country Director for the Republic of Türkiye, stated that the World Bank planned to add U.S.$18 billion worth of new operations to its existing U.S.$17 billion exposure in Türkiye, adding this figure included providing direct credits to the government supporting the private sector.

On September 22, 2023, the Minister of Treasury and Finance, Mehmet Şimşek said that Türkiye signed a €859.7 million (U.S.$966 million) financing deal with the World Bank for green transformation. He also added that the financing of €500 million was provided for the Renewable Energy Project in the Public and Municipalities to be implemented by the Ministry of Environment, Urbanization and Climate Change and Türkiye’s İller Bankası and the financing of €395.75 million was provided for the Türkiye Water Circularity and Efficiency Improvement Project to help address the challenges of climate change-induced water scarcity and reduce wastewater pollution in water-stressed areas.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 US Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defences. The United States Supreme Court ordered the 2nd U.S. Circuit Court of Appeals to reconsider Halkbank’s effort to dismiss the case based on these defences. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”.

On January 18, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu and U.S. Secretary of State Antony J. Blinken held a press conference on the Türkiye – U.S. Strategic Mechanism in Washington. Mevlüt Çavuşoğlu stated that Türkiye’s request for F-16 fighter jets and Sweden and Finland’s NATO bids were different issues and should not have been related to each other.

On February 20, 2023, President Recep Tayyip Erdoğan met with U.S. Secretary of State Antony J. Blinken in Ankara to discuss the United States’ commitment to provide assistance in the wake of the February 2023 earthquakes in Türkiye, as well as matters relating to the ongoing hostilities in Ukraine and Finland and Sweden’s NATO membership applications.

On March 20, 2023, the U.S. Department of State released its 2022 Country Reports on Human Rights Practices, including a report on Türkiye, which identified what the U.S. Department of State regards are deficiencies in Türkiye’s human rights record. On March 24, 2023, Türkiye’s Ministry of Foreign Affairs condemned the U.S. Department of State’s human rights report on Türkiye.

On July 12, 2023, U.S. President Joe Biden said that he was confident that the United States will be able to sell F-16 fighter jets to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter, which remains subject to the approval of the US Congress.

Türkiye’s Foreign Minister Hakan Fidan said that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara, during his conversation over the phone with US Secretary of State Antony Blinken on December 27, 2023.

On January 6, 2024, Turkish President Recep Tayyip Erdoğan and Foreign Minister Hakan Fidan met with US Secretary of State Antony Blinken in Istanbul, to discuss issues including the war and the ongoing humanitarian tragedy in Gaza, final steps to complete Türkiye’s ratification of Sweden’s NATO bid, and US approval for the sale of F-16 fighter jets to Türkiye. Foreign Minister Fidan reiterated that Türkiye expects Washington to fulfil its commitments on the sale of F-16 fighter jets to Ankara at a one-on-one meeting with Blinken.

On January 17, 2024, the U.S National Security Council Spokesman John Kirby said President Joe Biden “has been pretty consistent: we continue to support the additional sale of F-16s and modernization of the current F-16 fleet for — for Turkey.

On January 24, 2024, the U.S. State Department spokesperson Vedant Patel said the Turkish parliament’s approval of Sweden’s NATO membership is an “incredibly welcome step.” He also stated that “President Biden, Secretary Blinken have been very clear of our support for modernizing Türkiye’s F-16 fleet, which we view as a key investment in NATO interoperability”. Also on January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the U.S. State Department notified the U.S. congress that it had approved the sale of F-16s to Türkiye. Final approval of the sale can be blocked by the U.S. Congress in the two weeks following the U.S. State Department’s notice of their approval of the sale, but senior U.S. lawmakers have indicated that they do not intend to move to block the sale.

Germany

On October 13, 2023, Germany announced support for Türkiye’s diplomatic efforts to de-escalate the conflict between Israel and Hamas. Chancellor Scholz’s spokesman said that Turkish President Erdoğan is an influential figure in Middle East and voiced support for Erdoğan’s efforts to de-escalate. Speaking at a news conference in Berlin, Chancellor Scholz’s spokesman praised Turkish President Recep Tayyip Erdoğan’s mediation efforts, and said the two leaders have been in close contact. On November 17, 2023, during his visit to Germany, President Erdoğan emphasized the significance of both countries’ potential contributions to a humanitarian cease-fire in Gaza and highlighted the importance of taking steps in this regard.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Grand National Assembly of Türkiye on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this does not mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least”.

On November 16, 2022, the Swedish Parliament passed the constitutional amendment making it possible to pass stricter anti-terrorism laws. The amendment came into force on January 1, 2023.

After the attacks targeting the Holy Quran in Sweden on January 21, 2023 and then repeated in Netherlands on January 24, 2023 and in Denmark on January 27, 2023, Türkiye’s Ministry of Foreign Affairs separately condemned in the strongest terms these actions. On January 23, 2023, Turkish President Recep Tayyip Erdoğan stated that Sweden would not get any support for its admission to NATO from Türkiye, if they would not show respect to the religious beliefs of Türkiye. On February 16, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu in a joint press conference with NATO Secretary General Jens Stoltenberg stated that the two countries should address Türkiye’s concerns relating to their bids not only on paper but in actions as well.

On March 30, 2023, Türkiye’s Parliament approved Finland’s bid to join NATO. Finland became a NATO member state on April 4, 2023.

On July 7, 2023, President Recep Tayyip Erdoğan met with Volodymyr Zelensky, President of Ukraine, in İstanbul and he stated that Ukraine deserved to be in NATO.

On July 10, 2023, NATO Secretary General Jens Stoltenberg announced that Türkiye had agreed to forward the accession protocol for Sweden to the Grand National Assembly of Türkiye after a trilateral meeting of between Stoltenberg and leaders of Türkiye and Sweden on the eve of the NATO Summit in Vilnius.

On October 23, 2023, Turkish President Recep Tayyip Erdoğan signed Sweden’s NATO accession protocol and submitted it to parliament. NATO Secretary-General Jens Stoltenberg said, “I look forward to a swift vote of approval and to welcoming Sweden as a full NATO Ally very soon. As I mentioned in my recent meeting with President Erdoğan over the weekend, this development will make the entire Alliance stronger and more secure”.

On October 25, 2023, Sweden’s NATO membership accession was referred to the Grand National Assembly of Türkiye Foreign Affairs Committee. A bill proposing the approval of the Protocol on Sweden’s accession to NATO was signed by the Speaker of the Assembly, Numan Kurtulmus, and referred to the Turkish Grand National Assembly Foreign Affairs Committee. Kurtulmus said in a statement, “[in] order to advance the process, we requested concrete steps from Finland and Sweden to address [Türkiye’s] legitimate security concerns, including the removal of sanctions and restrictions they have imposed on counter-terrorism and defense industry exports[.]”

On December 26, 2023, the Turkish parliament’s Foreign Affairs Committee approved legislation greenlighting Sweden’s accession to NATO, leaving only the General Assembly vote to grant or deny Türkiye’s full approval.

On January 23, 2024, the Turkish parliament approved the bill regarding Sweden’s accession protocol to NATO. The bill was approved by 287 out of 346 members of the parliament who participated in the vote. On January 25, 2024, President Recep Tayyip Erdoğan signed the presidential decree on the Sweden’s accession into the military alliance, and approved the relevant protocol. On January 25, 2024, the law passed by the Turkish parliament approving Sweden’s NATO membership was published in Official Gazette. On January 24, 2024, the U.S. Secretary of State Antony Blinken said the U.S. welcomes Turkish President Recep Tayyip Erdogan’s signing off on his parliament’s ratification of Sweden’s NATO membership bid.

On January 26, 2024, the presidential decree on approval of Sweden’s NATO membership was published in Türkiye’s Official Gazette, finalizing the ratification.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

On November 17, 2022, Turkish President Recep Tayyip Erdoğan stated that the Black Sea Grain Initiative had been extended for 120 days beginning November 19, 2022, in accordance with the resolution taken as a result of the quadrilateral talks hosted by Türkiye. Many countries and international bodies, including the United Nations and the European Union, praised Ankara for its commitment to extending the Black Sea Grain Initiative in line with the decision taken between Türkiye, the United Nations, the Russian Federation and Ukraine. On March 18, 2023, the Black Sea Grain Initiative was extended by at least 60 days, until mid-May 2023.

On May 17, 2023, Turkish President Recep Tayyip Erdoğan announced that it was decided to extend the Black Sea Grain Initiative for two more months, until mid-July 2023.

On July 17, 2023, Russia announced that the agreements had reached a de facto end and it notified the UN, Türkiye and Ukraine that it will not renew the crucial grain deal.

On September 4, 2023, President Recep Tayyip Erdoğan met with Vladimir Putin, President of Russia. President Recep Tayyip Erdoğan said that he believed the Black Sea Grain Initiative should be continued by correcting its deficiencies. He also added that they were taking firm steps towards their goal of U.S.$100 billion trade volume while it reached about U.S.$69 billion in 2022.

On September 7, 2023, Jens Stoltenberg, Secretary General of NATO, said that they condemned Russia’s withdrawal from the Black Sea Grain Initiative and they welcomed the efforts by Türkiye to try to re-establish the Black Sea Grain Initiative.

On September 11, 2023, President Recep Tayyip Erdoğan stated that Türkiye, Qatar and Russia specifically planned to send 1 million tons of grain to underdeveloped African countries and they would take steps to increase these exports in their meeting with Sergey Lavrov, Russian Minister of Foreign Affairs.

On February 6, 2024, Türkiye’s foreign minister Hakan Fidan said that during the Russian President’s upcoming visit to Ankara, which is expected to take place on February 12, 2024, Turkish President Tayyip Erdogan and his Russian counterpart Vladimir Putin will discuss the war in Ukraine and the Black Sea Grain Initiative during a visit to Ankara by the Russian president. Spokesman for the United Nations Secretary-General Stephane Dujarric told reporters that the UN will be following Russian President Vladimir Putin’s upcoming visit to Türkiye closely amid efforts to broker a new mechanism to facilitate grain exports from Ukraine and Russia.

Armenia

On September 11, 2023, Türkiye’s Communications Directorate said that President Recep Tayyip Erdoğan and Armenian Prime Minister Nikol Pashinyan made a phone call and both leaders underlined that achieving a lasting peace and stability in the region would contribute to the development and prosperity of all countries of the region, and also stated that they would continue diplomatic efforts to this end.

On September 28, 2023, after the National Security Council meeting, it was stated that the path to a lasting peace in South Caucasus could only be opened through the unconditional establishment of Azerbaijan’s territorial integrity and sovereignty.

On October 25, 2023, Armenian Patriarchate of Türkiye expressed gratitude to Türkiye for efforts to bring peace and tranquility to the Middle East, and that the Patriarchate supports. Türkiye’s endeavors to help people live together in peace.

Israel & Palestine

On October 13, 2023, the Turkish Foreign Ministry stated that the Israeli military’s call for Palestinians living in the north of Gaza Strip to move to the south of the strip within 24 hours is “in no way acceptable”. The ministry said in a statement that the forced migration of 2.5 million people in Gaza, who have endured days of indiscriminate bombing and have been denied access to electricity, water, and food, in an extremely limited area represents a blatant violation of international law and stands in stark contrast to basic human decency. The President Recep Tayyip Erdoğan said Israel should allow humanitarian aid into the Gaza Strip through Egypt’s Rafah crossing.

On October 21, 2023, Turkish Foreign Minister Hakan Fidan said that the Israel-Palestine conflict requires a new “guarantee mechanism”. He added there should be a guarantee mechanism for monitoring, verifying, (and) when needed, enforcing the obligations of the parties in a just peace.

On October 22, 2023, a Turkish presidential aircraft, loaded with medicines and medical supplies destined for the Gaza Strip, departed from Ankara to Egypt’s capital Cairo. A group of 20 expert healthcare professionals were also on board the plane that took off from Ankara Esenboga Airport.

On October 25, 2023, Turkish President Recep Tayyip Erdoğan said that he had canceled a plan to visit Israel in light of the ongoing Gaza conflict. At the Justice and Development (AK) Party’s parliamentary group meeting in Ankara, Erdoğan said that before October 7, 2023, when the conflict erupted, he had planned to visit Israel but then canceled his plans. Saying that Türkiye has no problem with the Israeli state, Erdoğan added, however, that Ankara would never approve of Tel Aviv committing atrocities. On November 3, 2023, Turkish President Recep Tayyip Erdoğan said he was breaking off contact with Israeli Prime Minister Benjamin Netanyahu but not with Israel.

On November 4, 2023, Türkiye announced that it had recalled its ambassador to Tel Aviv for consultations, in view of the unfolding humanitarian tragedy in Gaza caused by the continuing attacks by Israel against civilians, and Israel’s refusal of calls for a cease-fire and continuous and unhindered flow of humanitarian aid.

On November 17, 2023, speaking at a joint press conference with Chancellor Scholz of Germany, President Erdoğan said: “As Türkiye, our aim is to establish a climate where Israelis and Palestinians live side by side in peace, where calm and security prevail. I believe everyone should take responsibility to ensure a fair and lasting peace in the Middle East.”

On November 22, 2023, Turkish Foreign Minister Hakan Fidan visited London and Paris with his counterparts from the Organization of Islamic Cooperation (OIC) and the Arab League as part of efforts to stop the war in Gaza and achieve lasting peace.

On January 2, 2024, Türkiye announced that it had detained 34 individuals suspected of working for Israeli intelligence service Mossad in raids across eight provinces. On January 5, 2024, Türkiye arrested 15 suspects on charges of espionage activities.

As of January 11, 2024, Türkiye has received 377 patients and injured individuals from Gaza for treatment since Israel’s attacks on the Palestinian enclave began last year.

On January 26, 2024, Turkish Foreign Minister Hakan Fidan met with UK Foreign Secretary David Cameron and emphasized the urgent need for a full cease-fire in Gaza to attain a lasting peace in the Middle East. During the meeting, Fidan said that a cease-fire in Gaza and a two-state solution should be implemented for permanent peace in the region.

Iraq & Syria

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. Operation Claw-Lock was launched on April 18, 2022 in order to prevent terrorist attacks from northern Iraq and to ensure border security. The most recent operation by the Turkish armed forces, Operation Claw-Sword, was launched on November 20, 2022, in part as a response to the terrorist attack in Istanbul, in order to prevent terrorist attacks from northern Iraq and Syria and to ensure border security.

After Iraqi Prime Minister Mohammed Shia Al-Sudani’s official visit to Türkiye on March 21, 2023, Al-Sudani stated that new strategic projects with Türkiye which would strengthen bilateral relations would be launched soon.

Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu stated that a meeting on Syria at the level of deputy foreign ministers between Türkiye, Russia, Iran and Syria would be held in Moscow on April 3-4, 2023.

Türkiye, in an operation conducted on April 29, 2023, neutralized the former -so-called leader of DAESH, namely Abu al-Hussein al-Husseini al-Qurashi in Syria.

On May 10, 2023, a Quadripartite Foreign Ministerial Meeting was held in Moscow, with the participation of the Ministers of Foreign Affairs of Türkiye, the Russian Federation, Iran and Syria. After the meeting, Turkish Foreign Minister Mevlut Cavusoglu said in the talks he stressed cooperation in the fight against terrorism, working together to establish a basis for the return of Syrians, bringing the political process in Syria forward, and the protection of Syria’s territorial integrity.

On September 15, 2023, Türkiye’s Minister of Foreign Affairs, Hakan Fidan said that Türkiye and Iraq hoped to move into the implementation phase of the Development Road project, which was of great importance for prosperity and stability in the Middle East, within the next few months. He also stated that the effective and sustainable operation of energy and transportation corridors without Türkiye’s involvement would not be possible.

On January 25, 2024, Ministry of National Defense stated that as many as 2,478 YPG/PKK terrorists had been neutralized, including those hiding out across the border in Iraq and northern Syria since the beginning of 2023.

Eastern Mediterranean

On February 27, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu, and Egyptian Foreign Minister Sameh Shoukry met in Türkiye and held a joint press conference. After the meeting, the Egyptian Foreign Ministry spokesperson stated that a consultation process would be launched with Türkiye to restore relations between the two countries.

On March 20, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu and Greek Minister of Foreign Affairs, Nikos Dendias met in Brussels and agreed that Türkiye would support Greece’s campaign for a non-permanent seat on the UN Security Council in 2025-2026 and Greece would support Türkiye’s candidacy for secretary general of the International Maritime Organization (IMO).

On April 1, 2023, Türkiye’s Vice President, Fuat Oktay, stated that Türkiye would continue its efforts to secure international recognition for the Turkish Republic of Northern Cyprus. On April 2, 2023, Türkiye’s Ministry of Foreign Affairs condemned the deal between the National Guard of the State of New Jersey and the Ministry of Defense of the Greek Cypriot Administration, which expands the action taken by the United States in September 2020 to lift its arms embargo on Cyprus, and said that doing so is encouraging the Greek Cypriot side’s armament.

On July 4, 2023, Türkiye and the Arab Republic of Egypt announced the upgrading of diplomatic relations between them to the level of ambassadors. Türkiye has nominated Salih Mutlu Şen to become its ambassador in Cairo while Egypt has nominated Amr Elhamamy to become its ambassador in Ankara.

On July 12, 2023, a meeting between Turkish President Recep Tayyip Erdoğan and Greek Prime Minister Mitsotakis was held on the sidelines of a NATO summit in Vilnius, Lithuania. After the meeting, the Greek Prime Minister said that the meeting confirmed leaders’ common intention to reset Greek-Turkish relations.

On September 5, 2023, Minister of Foreign Minister Hakan Fidan met with George Gerapetritis, Minister of Foreign Affairs of Greece in Ankara. Hakan Fidan said that Türkiye was ready to continue the dialogue with its neighbour Greece without preconditions and to develop its relations on the basis of common interests in all areas. He also added that they could solve the nations’ problems on the basis of international law, respecting mutual rights and interests.

On September 20, 2023, President Recep Tayyip Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis at the Turkish House in New York on the sidelines of the 78th UN General Assembly. Türkiye’s Communications Directorate said that the two leaders confirmed the positive climate in the relations between Türkiye and Greece and their determination to preserve it.

On September 20, 2023, President Recep Tayyip Erdoğan called the international community to recognize the Turkish Republic of Northern Cyprus officially as soon as possible.

On November 13, 2023, delegations from Türkiye and Greece on Monday held a round of discussions focused on confidence-building measures in Ankara. The two sides provisionally agreed to implement or reactivate a number of previously agreed-on confidence-building measures over the course of next year.

On December 7, 2023, Turkish President Recep Tayyip Erdoğan visited Greece. Erdoğan met with Greek Prime Minister Kyriakos Mitsotakis as well as the Greek President during his one-day visit. Erdoğan and Mitsotakis also co-chaired the 5th meeting of the Türkiye-Greece High Level Cooperation Council to review all aspects of bilateral relations, and to address steps to improve cooperation. “It is our hope to resolve our issues via constructive dialogue, good neighbourly relations within the framework of international law,” Erdoğan said at a joint news conference with Mitsotakis, declaring that there is not any issue between Türkiye and Greece that cannot be resolved. Türkiye and Greece also agreed to increase the current bilateral trade volume from approximately $5 billion to $10 billion, Erdoğan said. Cautioning that tensions between the two countries also threaten stability in the wider Eastern Mediterranean region, the Greek Prime Minister said that even if they fail to bridge their differences, the two countries should at least “not automatically produce tensions and crises”, and stressed that Türkiye and Greece must live in peace and work tirelessly to resolve their disputes. On the visit, the two nations also signed the Athens Declaration on Friendly Relations and Good-Neighbourliness, which emphasized the need to continue efforts to improve ties for the benefit of both societies in an atmosphere of friendship and mutual trust.

On February 6, 2024, the Turkish foreign minister declared that Türkiye is set to soon reopen its consulate general in Benghazi, eastern Libya. Fidan reiterated that Türkiye wants Libya to resolve its problems through dialogue and that Türkiye does not want the current existing division between the east and west of Libya to become permanent.

Saudi Arabia

On March 6, 2023, a deposit agreement was signed between the Kingdom of Saudi Arabia and Türkiye. Under the agreement, the Kingdom of Saudi Arabia agreed to deposit U.S.$5 billion in the Central Bank through the Saudi Fund for Development.

Turkish President Recep Tayyip Erdoğan visited Saudi Arabia on July 17, 2023 as part of a three-day Gulf tour, primarily to discuss joint investment and commercial activities. On the same day, Türkiye and Saudi Arabia signed a series of deals covering investment, the defence industry, energy and communications.

Qatar and United Arab Emirates

Turkish President Recep Tayyip Erdoğan paid official visits to Qatar and the United Arab Emirates on July 18-19, 2023.

On September 11, 2023, Mehmet Şimşek, Minister of Treasury and Finance, said that Türkiye planned to sell an earthquake bond, valued up to U.S.$8.5 billion, to the UAE by the end of the year within the framework of the agreement signed between the two countries. He also stated that this agreement included a U.S.$51 billion investment from UAE to Türkiye over 3 years.

Kahramanmaraş Earthquakes

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş province, which affected more than 13 million people across 11 provinces. After the earthquakes, NATO Secretary General Jens Stoltenberg, OSCE Secretary General Helga Schmid, EU Commissioner for Neighbourhood and Enlargement Negotiations Olivér Várhelyi, the Minister for International Development Cooperation and Foreign Trade of Sweden, on Behalf of the Swedish Presidency of the EU Council Johan Forssell, the Secretary General of the Organization of Islamic Cooperation Hissein Brahim Taha, Malaysian Prime Minister Anwar Ibrahim, Iraqi Kurdish Regional Government President Nechirvan Barzani, Qatari Emir Sheikh Tamim, Pakistani Prime Minister Shehbaz Sharif, Georgian Prime Minister Irakli Garibashvili, UN Under-Secretary-General for Humanitarian Affairs and Emergency Relief Coordinator Martin Griffiths, Ministers of Foreign Affairs from many countries, including Greece, Equatorial Guinea, Libya, Israel, Bosnia and Herzegovina, Armenia, Uzbekistan, USA, North Macedonia, Lebanon, Hungary, Egypt, Congolese State Minister & Director of Presidential Cabinet and the Jordanian Deputy Prime Minister and Minister of Foreign Affairs came to Türkiye to show their solidarity and support for the people affected by the earthquakes.

On February 11, 2023, the Türkiye-Armenia border reopened for the first time in 35 years to carry humanitarian aid to people affected by earthquakes.

On March 2, 2023, the UN Resident Coordinator in Türkiye Alvaro Rodriguez visited the tent city established in a stadium in the southern Hatay province and stated that the UN would continue to support Türkiye following the earthquakes.

As of February 16, 2023, 101 countries had offered assistance for search, rescue and aid in the earthquake regions and 66 countries with 5654 personnel were present on the ground. Also, two were expected to send their search and rescue teams of 455 personnel.

As of March 7, 2023, 16 countries installed 34 field hospitals in the cities affected by the earthquakes. Additionally, 179,655 tents, 2,076 temporary housing containers and 2,075 mobile hygiene units were delivered by various countries for the use of people in the impacted cities.

On March 20, 2023, an event named the International Donors’ Conference was convened in Brussels by the European Commission and the Swedish government that assumed the rotating presidency of the Council of the European Union to show international solidarity after the earthquakes affecting Türkiye and Syria. Many countries and international organizations attended the event and gave their support. The European Commission pledged €1 billion for reconstruction efforts in regions hit by the massive earthquakes in Türkiye. Türkiye’s President Recep Tayyip Erdoğan virtually addressed the opening session of the event and stated that Türkiye would never forget international solidarity shown after the earthquakes.

On March 29-31, 2023, Hungarian President Katalin Novak paid official visits to Türkiye and also visited the earthquake region to express sympathy.

On June 27, 2023, The World Bank Board approved U.S.$1 billion in financing with the Türkiye Earthquake Recovery and Reconstruction Project to support Türkiye’s efforts to restore essential public services and resilient rural housing in areas that were hit by catastrophic earthquakes. The project will help restore health services, rebuild damaged or destroyed municipal infrastructure, and repair and rebuild rural homes damaged or destroyed by the earthquakes. The project’s activities will span 11 provinces which suffered the heaviest earthquake damage, and which are home to about 14 million people.

On February 7, 2024, The European Union signed an agreement with Türkiye on a €400 million grant from the European Union Solidarity Fund (EUSF) to finance recovery operations following the devastating twin earthquakes last year. At the signing ceremony, European Commissioner for Cohesion and Reforms Elisa Ferreira stated that the EU stands in solidarity with Türkiye and it has pledged to deliver €1 billion of assistance.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of February 1, 2024, Türkiye had granted temporary protection to 3,181,222 Syrians. 62,381 of those are residing in temporary accommodation centres.

As of December 2022, there were 1.45 million school-age (between 5 and 17 years old) children under temporary protection in Türkiye and 972,792 of them can attend school. As of March 2022, the number of polyclinic services provided to Syrians since 2011 has reached over 97 million, while those receiving in-patient treatment exceeded 3 million. Almost 2.6 million surgeries were conducted on Syrians and over 754,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration.

Environment

The Turkish parliament ratified the Paris Agreement on October 6, 2021, and the Paris Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053. In August 2021, Türkiye released a detailed plan to adapt to the European Green Deal standards, which includes 32 objectives and 81 actions in 9 categories. Türkiye’s Medium-Term Program for 2022-2024, co-developed by the MOTF and the Presidency of Strategy and Budget, includes a section on “Green Transition” which emphasizes the implementation of targets and actions included in Türkiye’s Green Deal Action Plan.

Key initiatives under the Green Deal Action Plan include specified actions focusing on nine key initiatives: Border Carbon Regulations; A Green and Circular Economy; Green Financing; Clean, Economic and Secure Energy Supply; Sustainable Agriculture; Sustainable Smart Transportation; Combating Climate Change; Diplomacy; and Information and Awareness Activities.

To support Türkiye’s climate action, a Memorandum of Understanding was signed between Türkiye, the World Bank, France, Germany, the UN, International Finance Corporation and the European Bank for Reconstruction and Development, which provides a framework for the World Bank and other signatories to provide technical assistance and additional development financing of U.S.$3.2 billion and to help mobilize private finance for projects supporting Türkiye’s enhanced nationally determined contributions and long-term strategy towards achieving carbon neutrality.

On January 19, 2023, Türkiye published its National Energy Plan for the period until 2035, laying out steps toward reaching the target of net zero greenhouse gas emissions, including plans to boost solar power capacity by five times and to triple the total size of wind power plants.

On September 10, 2023, President Recep Tayyip Erdoğan attended a press conference after the G-20 summit in India and said that Türkiye’s steps in energy efficiency and renewable energy prevented 90 million tons of carbon dioxide emissions annually. And he also added that in line with Türkiye’s 2053 net zero emission target, Türkiye doubled its emission reduction target by 2030.

On September 18, 2023, President Recep Tayyip Erdoğan signed the Global Zero Waste goodwill declaration, spearheaded by first lady Emine Erdoğan, on the sidelines of the 78th UN General Assembly in New York.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15.012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4.643 billion. In the second quarter of 2023, nominal GDP was TL 5.505 billion. In the third quarter of 2023, nominal GDP was TL 7.681 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of November 30, 2023 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2022 Q1	2022 Q2	2022 Q3	2022 Q4	2023 Q1	2023 Q2	2023 Q3
1.	A- Agriculture, forestry and fishing	2.3	4.5	11.2	5.9	2.6	4.4	10.8
2.	BCDE- Industry	28.7	27.9	24.4	26.0	25.1	22.7	21.5
3.	F- Construction	4.4	5.4	4.6	5.0	5.5	6.2	5.3
4.	GHI- Services	25.3	27.0	26.5	27.5	26.7	27.2	25.7
5.	J- Information and communication	2.3	2.2	2.1	2.8	2.3	2.4	2.2
6.	K- Financial and insurance activities	3.5	3.7	3.3	2.8	4.0	3.8	2.8
7.	L- Real estate activities	4.6	3.9	3.4	3.3	4.2	4.3	3.6
8.	MN- Professional, administrative and support service activities	4.2	4.5	4.3	5.0	4.8	5.3	4.7
9.	OPQ- Public administration, education, human health and social work activities	11.0	8.5	8.7	8.8	11.6	10.8	10.0
10.	RST- Other service activities	2.5	1.7	1.6	2.4	2.5	1.9	1.7
11.	Sectoral total	88.9	89.3	90.0	89.6	89.3	88.8	88.3
12.	Taxes-Subsidies	11.1	10.7	10.0	10.4	10.7	11.2	11.7
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
		(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.0	3.9	5.9

Source: TURKSTAT

In January 2024, the Republic’s monthly CPI increased by 6.70% and domestic PPI increased by 4.14% compared to the previous month. In January 2024, the Republic’s annual CPI and domestic PPI increased by 64.86% and 44.20%, respectively, as compared to the same month of the previous year.

On January 10, 2024, the Government offered an interest rate of 40.14% for its 630-day TL denominated fixed coupon Government Bond, compared to 10.62% for its 686-day TL denominated fixed coupon Government Bond on January 18, 2023.

On January 24, 2024, the Government offered an interest rate of 30.75% for its 1750-day TL denominated fixed coupon bond issuance compared to 9.90% for its 1659-day TL denominated fixed coupon Government Bond on January 25, 2023.

The industrial production index increased by 0.2% in November 2023 compared to the same month of the previous year.

In 2022, the unemployment rate decreased by 1.6 percentage points to 10.4% as compared to the previous year. In November 2023, the seasonally adjusted unemployment rate increased by 0.4 percentage points to 9.0% as compared to the previous month. In November 2023, the seasonally adjusted employment rate realized as 48.2% with 0.4 percentage point decrease compared to the previous month and the number of employed people decreased by 236,000 to 31.611 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2023	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	9.7	3,416
February	10.1	3,522
March	10.0	3,448
April	10.0	3,500
May	9.4	3,303
June	9.5	3,304
July	9.3	3,260
August	9.2	3,204
September	9.1	3,159
October	8.6	3,001
November	9.0	3,116

Source: TURKSTAT

On January 4, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 5,500 in 2023, up from TL 3,500. President Recep Tayyip Erdoğan also announced that wages for active and retired civil servants would be raised by 30% in 2023.

Also, on January 4, 2023, the Ministry of Treasury and Finance announced a new housing finance program called “My New Home”, which aims to help middle-income citizens own houses. Under the program, eligible citizens will be able to apply for loans with maximum 15 years maturity and with interest rates of 0.69% up to TL 2 million, 0.79% between TL 2 million and TL 4 million and 0.99% between TL 4 million and TL 5 million. The program offers finance ministry support for payments for the first three years of the loans, and payment plans will be structured in accordance with household income through the loan maturity.

On March 1, 2023, President Recep Tayyip Erdoğan announced that the Disaster Reconstruction Fund will be established to help the 11 provinces most directly effected by the earthquakes recover quickly. The Disaster Reconstruction Fund will cover the infrastructure and superstructure costs in the disaster area. Donations, aids and grants collected in the fund will be used for the revival of the cities impacted by the recent earthquakes.

On March 21, 2023, Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette numbered 32139, which provides for the establishment of the Disaster Reconstruction Fund for areas affected by natural disasters, including the recent earthquakes in the country. The Disaster Reconstruction Fund was established in order to provide, manage and transfer the necessary resources to the relevant public institutions and organizations for reconstruction, infrastructure and pavement works in areas declared as disaster zones.

On March 22, 2023, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 7,500 from TL 5,500.

According to the Presidential Decree published in the Official Gazette No. 32211 dated June 4, 2023, Mehmet Şimşek was appointed as the new Minister of Treasury and Finance.

According to the Presidential Decree published in the Official Gazette No. 32241 dated July 7, 2023, the VAT rates applied to goods and services were increased from 8% and 18% to 10% and 20%, respectively.

On September 6, 2023, the Government announced the Medium Term Program covering the 2024-2026 period (the “2024-2026 Medium Term Program”). In the 2024-2026 Medium Term Program, the GDP growth target is 4.4% for 2023, 4% for 2024, 4.5% for 2025 and 5% for 2026. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 6.4% for 2023, 6.4% for 2024, 3.4% for 2025 and 2.9% for 2026. The EU-defined general government debt stock to GDP ratio, which is expected to be 33.3% in 2023, is projected to be 35.2% in 2024, 34.6% in 2025 and 33.2% in 2026. The current account deficit to GDP ratio target is 4% for 2023, 3.1% for 2024, 2.6% for 2025 and 2.3% for 2026. The CPI inflation target under the program was 65% by the end of 2023, 33% by the end of 2024, 15.2% by the end of 2025 and 8.5% by the end of 2026. The unemployment target is 10.1% for 2023, 10.3% for 2024, 9.9% for 2025, and 9.3% for 2026.

On November 22, 2023, the Law on the Establishment of the Family and Youth Fund was accepted at the Turkish Grand National Assembly. According to the law, the fund will be a public legal entity operating under the Ministry of Treasury and Finance which will prioritize backing young entrepreneurs and providing interest-free marriage loans to support young couples who also participate in certain family and pre-marital education programs with the aim of fortifying Turkish families.

TOURISM

In December 2023, the number of foreign visitors visiting the Republic increased by 3.51% to 2,483,756 people as compared to the same month in 2022. In the fourth quarter of 2023, tourism revenues increased by 6.8% compared to the same period of 2022 and reached U.S.$12,272,673,000. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year.

EMPLOYMENT AND WAGES

In November 2023, the seasonally adjusted total civilian employment was 31.611 million and the seasonally adjusted labour force participation rate was at 52.9%, which represented a 0.2 percentage point decrease compared to the previous month.

As of December 2023, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 196.95 billion.

As of December 2023, 68.54% of the Unemployment Insurance Fund was invested in bonds, 30.93% of the assets were held in deposits and 0.53% of the assets were held in Takasbank Money Market.

As of November 2023, there were 376 pension funds offered to the public. As of November 2023, the total net asset value of these funds increased to TL 724.7 billion from approximately TL 404.6 billion in November 2022.

In January 2023 President Recep Tayyip Erdoğan announced that the mandatory minimum retirement age (previously age 58 for women and age 60 for men) would be abolished.

On July 14, 2023, the General Assembly of the Grand National Assembly of Türkiye accepted the proposed law to increase the lowest civil servant salary to TL 22,017.

On December 27, 2023, Minister of Labour and Social Security Vedat Işıkhan announced that the minimum wage in Türkiye would be TL 17,002 in 2024, marking a 49% increase from the level determined in July.

According to the Circular published by Ministry of Treasury and Finance on January 5, 2024, wages for active civil servants would be raised by 49.25% in 2024.

On January 16, 2024, President Recep Tayyip Erdoğan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 10,000 from TL 7,500. As of January 5, 2024, the lowest civil servant salary has increased to TL 32,861.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In December 2023, the trade balance posted a deficit of U.S.$6.039 billion, with a 37.8% decrease compared with December 2022. In December 2023, total goods imported (c.i.f.), including gold imports, decreased by 11.0% to U.S.$29.039 billion, as compared to approximately U.S.$32.612 billion during the same period in 2022. In December 2023, the import of capital goods, which are used in the production of physical capital, increased by 9.3% over the same period in 2022; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 19.8% over the same period in 2022; and the import of consumption goods increased by 26.6% over the same period in 2022. In December 2023, total goods exported (f.o.b.), increased by 0.4% to U.S.$23.000 billion, as compared to approximately U.S.$22.899 billion during the same period of 2022. Total exports for 2023 amounted to U.S.$255.777 billion. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$642 million in November 2023. The following table summarizes the balance of payments of Türkiye for the period indicated:

November 2023
in millions of U.S. Dollars
CURRENT ACCOUNT	-2,722
Trade Balance	-4,412
Goods Exports	22,437
Goods Imports	26,849
Services	3,002
Primary Income	-1,325
Secondary Income	13
CAPITAL ACCOUNT	-14
FINANCIAL ACCOUNT	-11,416
Direct Investment (net)	-921
Portfolio Investment (net)	-5,367
Assets	881
Liabilities	6,248
Other Investment (net)	-5,128
Assets	-434
Liabilities	4,694
RESERVE ASSETS	6,706
NET ERRORS AND OMISSIONS	-1,974

In November 2023, the volume of crude oil imports increased by 12.62% compared to November 2022. In November 2023, natural gas imports increased by 7.54% to 4,433.83 million cubic meters compared to 4,123.14 million cubic meters in November 2022. In November 2023, liquefied petroleum gas imports decreased by 25.59% to 262,785.65 tons compared to 353,142.94 tons in November 2022.

As of December 2023, total gross international reserves were U.S.$140,884 million (compared to U.S.$128,736 million as of December 2022). As of December 2023, gold reserves were U.S.$48,164 million (compared to U.S.$45,846 million as of December 2022) and the Central Bank gross foreign exchange reserves were U.S.$85,159 million as of December 2023 (compared to U.S.$75,407 million as of December 2022).

As of December 2023, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$50,296 million (compared to approximately U.S.$54,449 million as of December 2022). As of December 2023, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$50,841 million (compared to approximately U.S.$31,432 million as of December 2022).

As of February 7, 2024, the Central Bank held approximately TL 470.25 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on November 2, 2023, the inflation target for 2023 is 65%, with a 3% uncertainty band in both directions. On February 8, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 30.5357 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice; (ii) securities equalling the loan amount exceeding the loan growth rate of 10% as of December 30, 2022 compared to July 29, 2022 will be maintained for a period of one year; (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT- released annual compound reference rate. On October 18, 2022, CBRT announced that: (i) the security maintenance obligation is increased from 3% to 5%, effective from October 28, 2022; and (ii) general security maintenance rate will be subject to adjustments as if a bank’s ratio of Turkish Lira deposits to total deposits is: (a) less than 50%, then such rate is to be increased to 12%; or (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 7%, effective from December 30, 2022. On December 31, 2022, CBRT announced that: (i) other financial institutions that are deemed so by the CBRT will be subject to such rules; and (ii) the above-described rule on maintenance of securities based on the CBRT-release annual compound reference rate and effective interest rate should continue on the interest rate multiplier benchmarks to be announced by the CBRT. On January 7, 2023, the CBRT announced its intention to further amend rules on the maintenance of securities, and adjusted the rules it announced on October 18, 2022, effective from February 24, 2023, the general rate is increased to 10%; however, if a bank’s ratio of Turkish Lira deposits to total deposits is: (i) less than 50%, then such rate is to be increased to 17%; (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 12%; (iii) greater than or equal to 60% but less than 70%, then such rate is to be decreased to 5%, and (iv) greater than or equal to 70%, then such rate is to be decreased to 3%.

As of December 2023, the Central Bank’s international reserve level was approximately U.S.$140.9 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On December 30, 2022, the Central Bank published the “Monetary Policy and Liraization Strategy for 2023”. According to the published document, policies to be implemented under the Liraization Strategy will continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira (TL) in both assets and liabilities of the banking system. Accordingly, the liraization target in deposits is set at 60% for the first half of 2023. Conditions for banks’ use of funding, collateral and credit channels will be calibrated in line with the liraization targets. It also included the first payment transactions on the Digital Turkish Lira Network which were executed successfully. In 2023, the Central Bank expects to expand the Digital Turkish Lira Collaboration Platform to involve selected banks and financial technology companies, and will unveil advanced phases of the pilot study with extensive participation. In TL liquidity management, the share of funding via OMO is intended to be gradually increased, and OMO will be the main component of the funding channel. The Central Bank’s main policy instrument will remain the one-week repo auction rate. The floating exchange rate regime will continue, and exchange rates will be determined under free market conditions according to supply and demand. Recent swap agreements signed with other central banks are intended to encourage bilateral trade through a swap-financed trade settlement facility and financial cooperation for the economic development of the respective countries.

On December 31, 2022, the Central Bank issued a press release on “Macroprudential Measures” which details certain changes made in the securities maintenance and reserve requirement practices. In addition to banks, other financial institutions have also been included in the scope of the securities maintenance regulation, and at the first phase, factoring companies have been required to maintain securities according to the interest rate they apply to Turkish lira-denominated factoring receivables. The period of the implementations that stipulate banks to maintain securities according to loan interest rate and loan growth rate has been extended until December 29, 2023. With the press release on “Macroprudential Policy Framework” issued by the Central Bank on December 21, 2023, the implementation regarding securities maintenance based on loan growth was extended for six months. The scope of assets and liabilities of banks subject to the securities maintenance practice was expanded to cover funds obtained from FX-denominated repo transactions with domestic real persons and the real sector, transactions to derecognize FX liabilities subject to the securities maintenance via engaging in financial derivative transactions with FX funders, and securities issued by the real sector and the features of which are determined by Central Bank. The securities maintenance practice introduced will ensure a balanced course in FX loans in line with the decline in foreign currency funding items. The facilities of maintaining gold for Turkish lira reserve requirements were terminated as of June 23, 2023.

On January 7, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”, stating that as a result of the Liraization Strategy implemented by the Central Bank, banks in general have reached the 50% liraization target in deposits announced for 2022. In its Monetary Policy and Liraization Strategy for 2023, the Central Bank shared with the public that the liraization target in deposits for the first half of 2023 was set at 60%. Accordingly, the following changes were made to the securities maintenance practice effective from February 24, 2023. First, the securities maintenance ratio has been raised to 10% from 5%. Second, banks that exceed the 60% Turkish lira share target in real and legal person deposits will be subject to a discounted securities maintenance ratio. The banks for which the lower of these shares for real and legal person is: between 60% and 70% (inclusive), will receive a 5-point discount, and those with shares above 70% will receive a 7-point discount on the securities maintenance ratio. The previously determined additional ratios will continue to apply to banks with Turkish lira shares below the 60% target by adding them to the securities maintenance ratio.

On January 15, 2023, the Central Bank issued an additional press release covering “Macroprudential Measures”. In this release, the Central Bank pointed to its statements from its Monetary Policy and Liraization Strategy for 2023 document that policies to be implemented under the Liraization Strategy would continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira in both assets and liabilities of the banking system. The Bank announced further steps would be taken to invigorate the attraction of TL deposits. In this context, to encourage maturity extension of TL deposits, the Central Bank has decided to set reserve requirement ratios for TL deposit accounts with maturities longer than three months at zero percent. The Central Bank has decided to set reserve requirement ratios at zero percent for the increase in FX liabilities with maturities longer than 6 months provided directly from abroad until the end of 2023. These changes became effective from the calculation date of January 20, 2023 with the maintenance period starting on February 3, 2023.

On January 19, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 9%.

On January 26, 2023, the Central Bank issued a press release entitled “Supporting Conversion of Firms’ Foreign Exchange Obtained From Abroad Into Turkish Liras” which states that as part of its Monetary Policy and Liraization Strategy for 2023, the Central Bank has decided to provide support for the conversion of firms’ FX obtained from abroad into Turkish liras to support liraization in commercial activities. Accordingly, when selling their FX obtained from abroad to the Central Bank, firms will be provided with FX conversion support corresponding to 2% of the amount converted into Turkish liras commitment that they will not purchase foreign exchange, more than they sold to Central Bank, during the term to be determined by Central Bank. After firms sell at least 40% of the FX they have brought into the country from abroad to the Central Bank, they will be able to deposit the remaining part of the FX they brought from abroad into FX-protected conversion accounts, and in return for their commitment, firms will be provided with a FX conversion support of 2% of the amount converted into Turkish liras. Banks will be in charge of confirming that the FX sold to the Central Bank and FX to be converted into Turkish lira deposit and participation accounts have been obtained from abroad.

On January 26, 2023, the Central Bank released the first inflation report of the year. According to the report, inflation is projected to be 22.3% at the end of 2023 and sustain the downward trend by falling to 8.8% at the end of 2024 and to 5% at the end of 2025.

On February 23, 2023, the Monetary Policy Committee (MPC) announced that it decided to reduce the policy rate (one-week repo auction rate) from 9% to 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 2, 2023, it was stated that in formulating the monetary policy towards achieving the sustainable price stability objective, a liraization-oriented approach will be maintained that also addresses risks to financial stability. The Central Bank will implement its Liraization Strategy in order to create an institutional basis for permanent and sustainable price stability. The Committee will continue to take its decisions in a transparent, predictable and data driven framework.

On March 23, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 30, 2023, it was stated that it has become even more important to keep financial conditions supportive to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake. Accordingly, the Monetary Policy Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee assessed that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquakes by maintaining price stability and financial stability. According to the meeting summary, the effects of the earthquakes in the first half of 2023 will continue to be closely monitored.

According to Presidential Decree No. 7016, dated March 31, 2023, the maximum interest rate limit for domestic individual’s FX-protected TL deposits was removed. The Presidential Decree also said that the interest rate offered to the deposits would not be below the current policy rate of the Central Bank.

On April 27, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on May 3, 2023, the Monetary Policy Committee’s commitment to creating supportive financial conditions to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake was reiterated. Accordingly, the Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee also reiterated that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquake by maintaining price stability and financial stability.

On May 4, 2023, the Central Bank released the second Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 22.3% at the end of 2023, to fall to 8.8% at the end of 2024 and sustain the downtrend by receding to 5.0% by the end of 2025.

On May 25, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. The summary of the Monetary Policy Committee Meeting published on June 1, 2023, reiterated the positions from the previous two meetings with respect to the current monetary policy stance and the aim of preserving growth momentum in industrial production and the positive trend in employment.

In accordance with a decree published in the Official Gazette No. 32216 dated June 9, 2023, Mrs. Hafize Gaye Erkan was appointed as new Governor of the Central Bank.

On June 22, 2023, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 8.5% to 15%. In the summary of the Monetary Policy Committee Meeting published on July 3, 2023, it was stated that the Committee will determine the policy rate in a way that will create monetary and financial conditions necessary to ensure a decline in the underlying trend of inflation and to reach the 5% inflation target in the medium term. Considering the inflation outlook and the upside risks, the Committee assessed that the current monetary policy was far from achieving the inflation target of 5%. The Committee underlined that deterioration in price stability was threatening macroeconomic stability and, in particular, financial stability. Accordingly, the Committee decided to implement a monetary tightening process, the steps of which will be strengthened as much as needed in a timely and gradual manner. The monetary tightening process will continue until a significant improvement in the inflation outlook is achieved. The Committee sees this decision as the first step of the monetary tightening process that was initiated to establish a disinflationary course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On July 20, 2023, the Monetary Policy Committee decided to increase the policy rate (the one-week repo auction rate) from 15% to 17.5%. In the summary of the Monetary Policy Committee Meeting published on July 27, 2023, in addition to the increase in the policy rate, the Committee has made decisions on quantitative tightening and selective credit tightening to support the monetary policy stance. While policy rates, the main policy instrument, affect monetary and financial conditions and expectations, these decisions aim to stabilize excess Turkish Lira liquidity and consumption demand and increase the effectiveness of monetary policy.

On July 21, 2023, within the scope of quantitative tightening to support the monetary policy stance, the reserve requirement ratio of 15% on FX-protected accounts was published in the Official Gazette.

On July 25, 2023, the Central Bank issued a press release entitled “Selective Credit and Quantitative Tightening Decision”. The following steps were taken as part of the simplification process:

1.

To complement the steps supporting the tightening process, the monthly growth limit for TL commercial loans at was set to 2.5% from 3% under the securities maintenance practice based on loan growth. Export, investment, agriculture and tradesmen loans are excluded from this limitation.

2.

To increase the functionality of the market mechanism, the securities maintenance practice was simplified based on interest rates, and accordingly the first tier for TL commercial loans excluding export and investment loans was removed and interest rate cap was applied as a single tier.

3.

To support the efficient use of financial resources, the growth limit for vehicle loans was set to 2%, down from 3%, and the 3% limit for general purpose loans was kept unchanged. Moreover, to control inflation and to balance domestic demand, the monthly maximum interest rate applied to credit card cash utilization and overdraft accounts has been raised to 2.89%.

Export and investment loans as well as loans for the earthquake zone will be exempted from all credit restring measures of the Central Bank.

In addition to these steps, the following decisions have been taken to support exporters’ access to financing:

1.	The daily limit for rediscount credits has been raised to TL 1.5 billion.

2.	The SME share in rediscount credits will be increased and export growth performance will be taken into account when extending credits.

3.	As part of the simplification process, conditions to access rediscount credits were made more accommodative. Accordingly,

(a)	The requirement to sell additional 30% of export proceeds to use rediscount credits has been abolished.

(b)	Foreign currency purchases for import payments have been exempted from the scope of the commitment not to buy foreign currency during the rediscount credit term.

On July 27, 2023, the Central Bank released the third Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 58% at the end of 2023, to fall to 33% at the end of 2024 and sustain the downtrend by receding to 15% by the end of 2025.

On August 24, 2023, The Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 17.5% to 25%.

On September 12, 2023, the Central Bank issued a press release entitled “Rediscount Credits for Export and Foreign Exchange Earning Services”. According to the press release, to support selective credit utilization and exporters’ access to finance, the daily limit on rediscount credits has been raised to TL 3 billion from TL 1.5 billion. While extending rediscount credits, increase in the share of SME’s and export performance will be taken into consideration.

On September 18, 2023, the Central Bank published the “Communique on Amending the Communique on Supporting the Conversion to TL Deposits (numbered 2021/14)” numbered 2023/25 which allows resident individuals to convert their FX deposit accounts, which were held at banks as at August 31, 2023, and legal persons to convert their FX deposit accounts, which were held at banks as at June 30, 2023, into TL deposits.

On September 21, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 25% to 30%. The Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

On September 28, 2023, Central Bank’s notification regarding the change in interest rates to be applied in rediscount and advance transactions was published in the Official Gazette. Accordingly, the discount interest rate to be applied in rediscount transactions against bills with a maximum of 3 months remaining until maturity was determined as 30.75% annually, and the interest rate to be applied in advance transactions was determined as 31.75% annually.

On October 26, 2023, the Monetary Policy Committee decided to raise the policy rate (one-week repo auction rate) from 30% to 35%. In the summary of the Monetary Policy Committee Meeting published on November 2, 2023, the Monetary Policy Committee stated that they had decided to continue the monetary tightening process in order to establish the disinflation course as soon as possible, to anchor inflation expectations, and to control the deterioration in pricing behaviour.

In its decision dated October 27, 2023, the Monetary Policy Committee announced that to increase the functionality of market mechanisms and strengthen macro financial stability, it will continue to simplify and improve the existing micro-and macroprudential framework. The Committee also stated that guided by impact analyses, the simplification process is advancing gradually and that in this context the monetary transmission mechanism will be further strengthened by taking additional steps to increase the share of Turkish lira deposits. Accordingly, the Bank issued the Communique Amending the Communique on Maintenance of Securities (No. 2023/29), published in the Official Gazette dated October 27, 2023 and decided to proceed with the following simplification steps:

•

Terminating the securities maintenance practice applied to banks at a rate of 30% based on the Turkish lira denominated cash loans they extend. The types of loans excluded from this practice will no longer be subject to the securities maintenance in case they are not extended against expenditure.

•	Terminating the securities maintenance practice applied at a rate of 30% on securities issued by the real sector and purchased by banks.

•	Abolishing the securities maintenance practice that banks are subject to for Turkish lira commercial loans based on the interest rate/dividend rate that banks apply above 1.8 times the reference rate.

•	Ending the securities maintenance practice that factoring companies are subject to for factoring receivables based on the interest rate that these companies apply above 2.7 times the reference rate.

•	Facilitating access to export loans by exempting imports of investment goods from the net exporter requirement.

•

Excluding articles pertaining to renewal of FX-protected deposit accounts (converted from FX accounts) and conversion to Turkish lira accounts to increase the share of Turkish lira deposits from the securities maintenance regulation.

•	Determining that, as of the calculation date on September 29, 2023, the establishment of securities should be carried out between October 27, 2023 and November 23, 2023.

Meanwhile, the following steps will be to increase the share of Turkish lira deposits:

•

Changes will be made to the practice of charging commissions on reserve requirements for FX deposits in order to increase the share of Turkish lira through the renewal of FX-protected accounts (converted from FX accounts) and their conversion to Turkish lira. For banks with a Turkish lira conversion rate higher than 10%, the portion exceeding the target will be counted towards the conversion target.

•	The target increase for the share of real persons’ Turkish lira deposits, which was set at 2.5%, will be increased to 3.5%.

On November 2, 2023, the Central Bank released the fourth Inflation Report of 2023. In this report, the Central Bank stated that inflation is projected to be 65% at the end of 2023, and fall to 36% at the end of 2024, and to 14% at the end of 2025. According to the report, it is projected that inflation will rise throughout the first half of 2024 and headline inflation will assume a steady decline as of the second half of 2024. The report also said that the monetary policy has produced its first visible effects on financial conditions. In this respect, while loan growth and composition have normalized, demand for Turkish lira deposits has increased.

On November 2, 2023, the Central Bank raised reserve requirement ratios from 25% to 30% for FX-protected deposit accounts up to 6- month maturity (including 6-month), and from 5% to 10% for FX-protected deposit accounts up to 1- year, with 1-year or longer maturity.

On November 23, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 35% to 40%. According to press release published on the same day, the Monetary Policy Committee assessed that the current level of monetary tightness is significantly close to the level required to establish the disinflation course. Accordingly, the pace of monetary tightening will slow down and the tightening cycle will be completed in a short period of time. The Monetary Policy Committee cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On November 23, 2023, the Central Bank announced that the implementation framework for advance loans against investment commitment (“ALAIC”) had been restructured. According to the new implementation framework, taking into account the Technology/Strategy score of firms’ investment projects, as determined by the Ministry of Industry and Technology in accordance with established policies, with a minimum total investment amount of TL 1 billion will be eligible for allocation of ALAIC via intermediary banks. The interest rate for loans under the program, which will be extended with a maximum maturity of 10 years, will be set between 30% and 15%, depending on the Technology/Strategy score, the ratio of external financing for the investment, and the financial soundness assessment. The new ALAIC program has been allocated an annual limit of TL 100 billion. The program envisages a total limit allocation of TL 300 billion over the course of three years.

On December 21, 2023, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 40% to 42.5%. According to the press release published on the same day, the Monetary Policy Committee had assessed that monetary tightness is close to the level required to establish the disinflation course, and decided to reduce the pace of monetary tightening. The Monetary Policy Committee anticipates that it will complete the tightening cycle as soon as possible. The Monetary Policy Committee again cautioned that monetary tightness will be maintained as long as needed to ensure sustained price stability.

On December 21, 2023, the Central Bank announced that to prevent maximum interest rates for credit cards and maximum commission rates for merchants from exceeding their current levels, an upper limit was introduced for the reference rate. The upper limit has been determined as 3.11%, which is the current level of the reference rate, and the current calculation method has been kept unchanged for rates below this level.

In addition, according to the press release, the Central Bank will continue to simplify the existing micro- and macroprudential framework to increase the functionality of market mechanisms and strengthen macro financial stability. Accordingly, the securities maintenance ratio for foreign exchange liabilities was reduced from 5% to 4%. In addition, the implementation regarding securities maintenance based on loan growth, which was to be terminated on December 29, 2023, will be extended for six months. To mitigate the adverse effects of the earthquake, loans extended to the earthquake zone will continue to be exempt from the securities maintenance requirement until June 2024.

On December 29, 2023, the Central Bank announced the 2024 Monetary Policy Report. According to this report, under the inflation targeting regime, the inflation target of 5% set jointly with the Government has been maintained. The level of monetary tightness required for sustained price stability will be maintained as long as needed to attain the inflation path projected in the Inflation Reports and to achieve the 5% inflation target in the medium term. In addition, monetary tightness and monetary transmission may be supported with additional quantitative tightening decisions, with such decisions to be based on liquidity developments. The CBRT will continue to implement quantitative tightening by extending the sterilization tools at its disposal. Moreover, the CBRT aims to increase the share of Turkish lira deposits to 50% in the banking system and to sustain the fall in the FX-protected TL deposits accounts balance in 2024 through steps aimed at prioritizing Turkish lira deposits.

High inflation affects the decision-making mechanisms of economic agents and causes them to bring their spending forward expecting that inflation will further increase in the future. Growth in Türkiye has been dominated by domestic demand in recent years.

Inflation in the Republic has increased from 38.2% in June 2023 to 64.86% in January 2024 primarily due to the strong course of domestic demand, cost pressures from wages and exchange rates, stickiness of services inflation, tax regulations, increase in gasoline prices and deterioration in inflation expectations.

The CBRT has embarked upon a monetary tightening process as of June 2023 in order to begin the disinflation process. Accordingly, the policy rate was raised from the low of 8.5% in June 2023 to 45.0% in January 2024. As a forward guidance for the monetary policy stance, the CBRT has emphasized that monetary tightness will be maintained as long as needed to ensure sustained price stability.

To increase the functionality of market mechanism and strengthen macro financial stability, the CBRT continues to simplify and improve the existing micro- and macroprudential framework. The decisions on policy rate hikes, quantitative tightening, selective credit tightening and macroprudential simplification have been taken concurrently in an iterative and gradual manner.

Quantitative tightening policies have been put in place to absorb excess liquidity in the banking system. In addition, selective credit tightening policies have been implemented to support the rebalancing process in domestic demand.

Due to high inflation, the minimum wage in Türkiye was revised twice per year in 2022 and 2023 as opposed to the one-time update seen in previous years. When minimum wages were updated in January and July 2023, the Republic observed that labor-intensive sectors, especially services, exhibited higher month-on-month inflation rates. This, in turn, deteriorated inflation expectations and the price-setting behavior across sectors. Thus, the frequency and magnitude of minimum wage updates have been viewed with greater importance than before.

The most recent minimum wage hike occurred in 2024, and it was announced that there will be no additional increase for the rest of 2024.

Recent inflation adjustments made to wages and pensions have been largely consistent with the assumptions in the Inflation Report in November 2023, hence they were largely factored into inflation projections in the report.

The CBRT believes that the most important issue to monitor will be the pass-through of minimum wages to prices. Historically, the CBRT has observed that a 10% increase in minimum wages raises inflation by approximately 1 percentage point.

With the ongoing, determined tight monetary policy adopted by the CBRT, the Republic has seen improvements in a wide array of indicators including credit growth, inflation expectations and the demand for TL assets. The CBRT’s current projection is that annual inflation will decline to 36% at the end of 2024, down from the 65% at the end of 2023. The inflation is also projected to be 14% at the end of 2025, and to 9% at the end of 2026.

As of January 1, 2024, new FX-protected TL deposits accounts will not be opened, and existing FX-protected TL deposits accounts will not be renewed upon maturity. New account openings and renewals at maturity will continue in FX-protected deposits with foreign currency conversion.

On January 25, 2024, the Monetary Policy Committee decided to raise the policy rate (the one-week repo auction rate) from 42.5% to 45%. According to the press release published on the same day, taking into account the lagged impact of monetary tightening, the Monetary Policy Committee assessed that the monetary tightness required to establish the disinflation course has been achieved and that this level will be maintained as long as needed. The Monetary Policy Committee stated that the current level of the policy rate will be maintained until there is a significant decline in the underlying trend of monthly inflation and until inflation expectations converge to the projected forecast range. The Monetary Policy Committee stated that it will reassess the stance of monetary policy if notable and persistent risks to the inflation outlook emerge.

On January 30, 2024, the Central Bank decreased the reserve requirement ratios from 30% to 25% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and increased the additional reserve requirement ratio for FX-denominated deposits/participation funds maintained in TL from 4% to 8%.

In accordance with a decree published in the Official Gazette No. 32449 dated February 3, 2024, Mrs. Hafize Gaye Erkan was dismissed, and Mr. Fatih Karahan was appointed as new Governor of the Central Bank.

On February 5, 2024, the CBRT published press release regarding reserve requirements. According to the press release, in order to strengthen the monetary transmission mechanism, increase the share of Turkish lira deposits, and support the transition from FX-protected deposits to Turkish lira deposits, reserve requirements of eligible deposit banks maintained for their Turkish lira deposit and FX-protected deposit accounts with a maturity longer than one month will be subject to remuneration every three months. On the other hand, participation banks will be provided with a discount on the amount of their Turkish lira reserve requirements to ensure a similar effect.

On February 8, 2024, the Central Bank released the first Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 36% at the end of 2024, and to 14% at the end of 2025, and to 9% at the end of 2026. According to the report, it is projected that there will be temporary increases in inflation in the first half of 2024, but that inflation will decline steadily starting from the second half of the year. While creating inflation forecasts, a policy framework was taken as a basis in which the required level of monetary tightness to establish disinflation was reached and this level would be maintained as long as necessary. In addition, the report emphasizes once again that monetary tightness will be reviewed if a significant deterioration in the inflation outlook is anticipated.

On February 22, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 18.85% and a relatively low non-performing loan ratio of 1.60% as of December 2023.

As of December 2023, the loan to deposit ratio and return on average assets of the banking sector were 80.71% and 3.19%, respectively.

As of February 7, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts were between 0% and 25.0% depending on maturity. As of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). Furthermore, as of same date, the RRRs were 25.0% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and 10% for FX-protected deposit accounts up to 1-year, with 1-year or longer maturity. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the Banking Regulatory and Supervision Agency (BRSA) on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

Following the earthquakes that happened on February 6, 2023, the BRSA took new decisions, in order to reduce the negative effects of the disaster. Accordingly:

•	Pursuant to the BRSA Decision dated February 7, 2023, numbered 10503, for the 6 months following February 6, 2023:

•

The maturities of the new loans to be provided to the persons residing in the affected regions or restructurings for the same customers, can be determined by the banks without limitations set out in the Regulation on Loan Transactions of Banks and relevant BRSA decisions. Same rule applies to the financial lease, factoring and financing companies.

•	For the credit card transactions on sales of goods and services in the affected regions, credit card installment terms as determined by the BRSA, shall be doubled.

•	Pursuant to the BRSA Decision dated February 10, 2023, numbered 10507:

•

The minimum payment amount was determined as 20% of the term debt, without being associated with any limit. The issue regarding the use of cash, the closing and cancellation of the credit cards for which the minimum amount has not been paid until the debt is fully paid were left to the discretion of the banks. Banks were allowed to define grace periods by not demanding their receivables, including the minimum amount, during the postponement of their card debts.

•	The total limit of credit cards that can be obtained by real persons in case the monthly or annual average income level cannot be determined has been increased from TL 2000 to TL 5000.

•

In case the principal and interest payments of consumer and vehicle loans extended by banks, financial leasing, factoring and financing companies are postponed upon the request of customers, it was decided not to consider the postponement period within the maturity limits determined in the relevant legislation.

•

Upon the request of the customers, the principal and interest payments will be postponed for a minimum of 6 months, and the customer’s request will not be sought if the postponement is made without demanding interest/profit share.

•	Pursuant to the BRSA Decision dated February 14, 2023, numbered 10508:

•

Publicly traded banks’ repurchase of their own shares on the Borsa İstanbul A.Ş. Equity Market after February 6, 2023, will not to be taken into account as a discount item from the core capital in the application of subparagraph (a1) of the fourth paragraph of Article 9 of the Regulation on Banks’ Equity, and will not to be included in the calculation of the amount subject to credit risk and amount subject to market risk in the application of the Regulation on Measurement and Evaluation of Capital Adequacy of Banks.

•	Pursuant to the BRSA Decision dated February 23, 2023, numbered 10524:

•

The BRSA Decision dated February 7, 2023, numbered 10503, the BRSA Decision dated February 10, 2023, numbered 10507 and the BRSA Decision dated February 14, 2023, numbered 10508 shall be applied in the areas that are designated as “Disaster Area Affecting General Life” pursuant to the “Regulation on the Fundamental Rules Regarding the Effectiveness of Disasters in General Life”.

Until January 1, 2024, high risk weights in relation to: (i) customer credit cards and customer loans for individuals affected from the earthquake within the scope of the BRSA decision dated July 1, 2021; and (ii) commercial cash loans within the scope the BRSA decisions dated April 28, 2022 and October 21, 2022 shall not apply for those provided to clients affected from the earthquake, after February 6, 2023. On February 24, 2023, pursuant to article 12/A of “Regulation on Loan Transactions of Banks”, BRSA decided the ratio of the loan amount to the value of the house taken as collateral as follows:

Maximum Loan Amount That Can Be Used for The Purchasing of First Hand Housing

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 5 million TL	Value x %90	Value x %85	Value x %80
5 million TL < Housing Value ≤ 10 million TL	Value x %80	Value x %75	Value x %70
10 million TL<Housing Value ≤ 20 million TL	Value x %70	Value x %65	Value x %60
20 million TL< Housing Value	Value x %60	Value x %55	Value x %50

Maximum Loan Amount That Can Be Used for The Purchasing of Second Hand Housing and Mortgage Loans

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 1 million TL	Value x %90	Value x %90	Value x %90
1 million TL < Housing Value ≤ 2 million TL	Value x %70	Value x %65	Value x %60
2 million TL < Housing Value ≤ 5 million TL	Value x %60	Value x %55	Value x %50
5 million TL < Housing Value ≤ 10 million TL	Max. 3 million TL	Max. 2,75 million TL	Max. 2,5 million TL
10 million TL< Housing Value	Value x %0	Value x %0	Value x %0

Also, the loans in which is the scope of the new housing finance program, “My New Home” shall not be subject to this decision.

With its decision dated March 23, 2023, the BRSA allowed Asır Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated March 23, 2023, BRSA granted an operating license to Hayat Finans Katılım Bankası A.Ş.

With its decision dated March 23, 2023, the BRSA allowed Ziraat Dinamik Banka A.Ş. to be established as a digital bank.

With its decision dated March 30, 2023, BRSA granted an operating license to T.O.M. Katılım Bankası A.Ş.

On March 29, 2023, Turkey Wealth Fund announced that it had completed capital injections worth TL 111.7 billion into T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş. and Türkiye Vakıflar Bankası T.A.O.

With its decision dated April 7, 2023, BRSA granted an operating license to Tera Yatırım Bankası A.Ş. Pursuant to the BRSA Decision dated April 27, 2023, numbered 10585, due to the Kahramanmaras¸ Earthquakes in early 2023, it was decided that the deadline for rights holders’ demand applications with respect to time-barred deposits, participation funds, deposits and receivables held by banks for the year 2022 would be postponed to September 15, 2023 from June 15, 2023, and amounts for the year 2022 which are not sought by the applicable beneficiaries and heirs, together with the interest and dividends, can be transferred to the accounts at the Central Bank of the Savings Deposit Insurance Fund or at banks to be determined by the Savings Deposit Insurance Fund Board, until September 30, 2023.

With its decision dated May 4, 2023, the BRSA allowed SLM Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated June 1, 2023, the BRSA granted an operating license to Q Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA granted an operating license to Hedef Yatırım Bankası A.Ş.

With its decision dated August 3, 2023, the BRSA allowed Enpara Bank A.Ş. to be established as a deposit bank.

With its decision dated August 3, 2023, the BRSA allowed Colendi Bank A.Ş. to be established as a digital bank.

With its decision dated September 28, 2023, the Central Bank authorized İşte Pay Ödeme Kuruluşu AŞ to operate as an electronic money institution.

With its decision dated September 28, 2023, the Central Bank expanded the scope of Papara Elektronik Para AŞ’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 20, 2023), the Central Bank authorized Dinamik Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Faturakom Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Föy Fatura Ödeme Kuruluşu A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), The CBRT expanded the scope of Paybull Ödeme Hizmetleri ve Elektronik Para A.Ş.’s operating license.

With its decision dated September 29, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank temporarily suspended Ődeme Kuruluşu Hizmetleri A.Ş.’s operating license.

With its decision dated October 9, 2023 (published in the Official Gazette dated October 18, 2023), the Central Bank expanded the scope of Paynet Ödeme Hizmetleri A.Ş.’s operating license.

With its decision dated October 19, 2023, the BRSA canceled the establishment license of Kasa Katılım Bankası due to the fact that it had not applied for a valid operating license.

With its decision dated November 2, 2023, the BRSA granted an operating license to BLG Varlık Yönetim A.Ş.

With its decision dated November 9, 2023, the BRSA granted an operating license to AGS Altın Gezegen Varlık Yönetim A.Ş.

With its decision dated November 23, 2023, the BRSA expanded the scope of Türkiye Emlak Katılım Bankası AŞ’s operating license.

On November 23, 2023, the BRSA board of directors decision to allow Adabank A.Ş.’s transformation into a participation bank.

With its decision dated November 23, 2023, the BRSA granted an operating license to Mint Finansman A.Ş.

With its decision dated November 30, 2023, the BRSA canceled the operating license of Mercedes-Benz Finansal Kiralama Türk A.Ş.

With its decision dated December 12, 2023, the BRSA announced that institutions or organizations authorized to regulate and supervise their own fields have been given the freedom to determine different transition dates for the implementation of inflation accounting, and in this context, the financial statements of banks and financial leasing, factoring, financing, savings finance and asset management companies dated December 31, 2023 are within the scope of TMS 29. It was decided not to subject it to the required inflation adjustment.

With its decision dated December 26, 2023, the BRSA granted an operating license to EPS Varlık Yönetim A.Ş.

With its decision dated January 11, 2024, the BRSA announced that it has decided that banks, financial leasing, factoring, financing, savings financing and asset management companies will switch to inflation accounting as of January 1, 2025.

PUBLIC FINANCE AND BUDGET

In December 2023, the Central Government consolidated budget expenditures were approximately TL 1,392.5 billion (compared to approximately TL 375.1 billion during the same month of 2022), the Central Government consolidated budget revenues were approximately TL 549.9 billion (compared to approximately TL 252.9 billion during the same month of 2022), the Central Government consolidated budget deficit was approximately TL 842.5 billion (compared to a deficit of approximately TL 122.2 billion during the same month of 2022), and the Central Government consolidated budget primary deficit was approximately TL 800.2 billion (compared to a deficit of approximately TL 104 billion during the same month of 2022).

In 2023, the Central Government consolidated budget expenditures were approximately TL 6,585.5 billion (compared to approximately TL 2,942.7 billion in 2022), the Central Government consolidated budget revenues were approximately TL 5,210.5 billion (compared to approximately TL 2,800.1 billion in 2022), the Central Government consolidated budget deficit was approximately TL 1,375.0 billion (compared to a deficit of approximately TL 142.7 billion in 2022), and the Central Government consolidated budget primary deficit was approximately TL 700.4 billion (compared to a surplus of approximately TL 168.2 billion in 2022).

A Central Government budget deficit to GDP ratio of 6.4% for 2023 and 6.4% for 2024, and 3.4% for 2025 are expected through the 2024-2026 Medium Term Program that was announced on September 6, 2023. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2021	2022	December 2023	2023 (cumulative)
Budget Expenditures	1,603,545	2,942,748	1,392,477	6,585,456
1-Excluding Interest	1,422,693	2,631,845	1,350,144	5,910,841
Compensation of Employees	346,279	615,296	94,001	1,324,530
Social Security Contributions	57,380	96,864	15,553	185,735
Purchase of Goods and Services	133,455	257,660	80,643	452,855
Current Transfers	626,828	1,126,363	309,592	2,373,641
Capital Expenditures	131,282	276,896	179,886	542,997
Capital Transfers	25,492	48,822	639,400	858,059
Lending	101,978	209,944	31,070	173,025
2-Interest	180,852	310,903	42,332	674,615
Budget Revenues	1,402,038	2,800,088	549,945	5,210,488
1-General Budget Revenues	1,364,107	2,738,809	532,924	5,097,145
Taxes	1,164,988	2,353,438	440,911	4,500,866
Property Income	55,543	104,705	7,804	133,092
Grants and Aids and Special Revenues	11,293	28,000	3,758	29,543
Interest, Shares and Fines	122,107	237,727	72,812	408,974
Capital Revenues	8,814	12,357	6,488	17,314
Collections from Loans	1,362	2,583	1,150	7,356
2-Special Budget Institutions	28,958	48,430	14,885	88,172
3-Regularity & Supervisory Institutions	8,972	12,849	2,136	25,171
Budget Balance	-201,507	-142,660	-842,532	-1,374,968
Balance Excluding Interest	-20,655	168,243	-800,199	-700,353

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 6618, dated December 28, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2023. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2023.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and

Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts, such benefits are later extended to December 31, 2023 by the Law No. 7420.

Following the earthquakes on February 6, 2023, the Ministry of Treasury and Finance announced on February 7, 2023 and on February 21, 2023, that a state of force majeure has been declared until July 31, 2023 for taxpayers located in the earthquake zone. As of the date of the earthquake, the tax obligations of the taxpayers in the earthquake zone have been postponed until July 31, 2023. The Ministry of Treasury of Finance further announced on February 19, 2023 that for the taxpayers in affected region; (i) motor vehicles tax will benefit from the above postponement; (ii) tax declarations for the first temporary tax period shall not be requested; (iii) tax liabilities can be restructured without interest or penalty up to 24 months term. In addition, all in-kind or cash donations made to aid campaigns initiated by the Presidency can be considered as a discount in the determination of the tax bases of the relevant year.

On February 23, 2023, pursuant to the Law No. 7256 and Law No. 7326, the Presidential Decision on Restructuring of Some Claims (numbered 6831) was published in the Official Gazette. According to the decision, public debt of the people in the earthquake zone for whom a state of force majeure has been declared was restructured.

On March 2, 2023, Circular on Value Added Tax (numbered 70) was published by the Ministry of Treasury and Finance Revenue Administration. According to the Communique, export periods for export-registered deliveries goods were extended in places where the state of Force Majeure was declared due to the earthquakes in February 2023 pursuant to the article 11/1-c of Value Added Tax Law (numbered 3065).

The Law on the Amendment to the Social Security and General Health Insurance Law and the Statutory Decree-Law No. 375 (“Law No. 7438”), which eliminates the age requirement for retirement and offers early retirement to millions of citizens, was published in the Official Gazette dated March 3, 2023. Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette dated March 21, 2023. The law provides that all cash donations and other aid made to the Disaster Reconstruction Fund are deductible for both individual income tax and corporate income tax purposes.

According to Presidential Decision No. 7344, dated July 6, 2023, the amounts of the fixed fees for a range of government services, including fixed judicial, notary, land registry and other governmental fees applicable for 2023 in accordance with the Fees Act numbered 492 were increased by 50%, with the exception of the driving license fees. Also, the registration fee for mobile phones that had been brought from abroad was increased to TL 20,000 from TL 6,091.

According to Presidential Decision No. 7345, dated July 6, 2023, the Bank Insurance and Transaction Tax (BSMV) which was applied to consumer loans was increased to 15% from 10%.

According to Presidential Decision No. 7346, dated July 6, 2023, the 8% rate of VAT which was charged on some goods and services was increased to 10% and the 18% rate of VAT which was charged on some goods and services was increased to 20%.

On July 15, 2023, Law No. 7456 on Implementing Additional Motor Vehicles Tax to Compensate Economic Losses Caused by February 6, 2023 Earthquakes and Amending Certain Laws and Decrees Having the Force of Law was published in the Official Gazette. Pursuant to this law, the following amendments, among others, were enacted:

Motor Vehicle taxes on vehicles which were registered as of July 15, 2023 and would be registered for the first time until December 31, 2023, would be doubled for 2023 only.

Corporate tax was increased to 25% from 20% and corporate tax for banks and financial institutions was increased to 30% from 25%, while the corporate tax discount for exporter companies was increased to 5% from 1%.

The President’s power to increase the fixed Special Consumption Tax, levied on certain specified goods in the Republic, which was up to one and half times was changed to up to five times.

FX-protected TL deposits supported before by Ministry of Treasury and Finance would be supported by the Central Bank.

According to Presidential Decision No. 7390, dated July 15, 2023, the Special Consumption Tax amount of some goods including oil was increased.

On July 15, 2023, Law No. 7457 on Amending the Central Government Budget Law, which increased the general budget revenue forecast by TL 1,119,514,513,000, was approved in the parliament.

On October 17, 2023, the 2024 Central Government Budget Law Proposal was submitted to the Grand National Assembly of Türkiye. On October 26, 2023, the budget debates began at the Plan and Budget Commission of the Grand National Assembly of Türkiye.

On December 31, 2023, the 2024 Central Government Budget Law was published in the Official Gazette. According to the Law, the general budget expenditures and revenues were forecasted to be TL 11,007,879,053,000 and TL 8,353,029,549,000, respectively.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$4.0 million as of February 8, 2024.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.48 billion as of February 8, 2024.

DEBT

In December 2023, the average maturity of the Republic’s domestic cash borrowing was 65.1 months, as compared to 70.0 months in December 2022. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 20.77% in December 2023, compared to 16.96% in December 2022.

The total gross outstanding external debt of the Republic was approximately U.S.$482,639 million (at then- current exchange rates) at the end of the third quarter of 2023.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2022 Q4	2023 Q1	2023 Q2	2023 Q3
GROSS EXTERNAL DEBT	459,261	476,767	478,399	482,639
SHORT-TERM	149,103	161,573	165,757	168,854
Public Sector	28,895	33,341	31,083	31,829
Central Bank	32,790	39,321	46,234	45,714
Private Sector	87,418	88,911	88,440	91,311
LONG-TERM	310,158	315,194	312,642	313,785
Public Sector	157,322	163,999	164,263	162,977
Central Bank	0	0	0	0
Private Sector	152,835	151,195	148,379	150,808

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 30.5% in the third quarter of 2023. The Republic also maintains a large cash balance to cover its financing needs. As of February 7, 2024, the

Republic’s cash account with the Central Bank stood at approximately TL 770.4 billion. As of year-end 2023, it was approximately TL 770.0 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2024, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023		2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	7,681	**
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	5.9	**
Seasonally Adjusted Unemployment (%)	11.0	13.7	13.1	12.0	10.4	9.0	***
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77	****	64.86	*****
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22	****	44.20	*****
Current Account Balance (in millions of U.S.$)	-20,151	10,796	-31,888	-7,232	-49,086	-2.722	***
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,129	****
Public Sector Borrowing Requirement/GDP (%)	2.5	3.2	3.9	2.5	2.4	6.4	*	5.9	*

*	2024-2026 Medium Term Program.
**	In the Q3 of 2023.
***	As of November 2023.
****	As of December 2023.
*****	As of January 2024.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From November 1, 2023 to February 7, 2024, the Istanbul Stock Exchange National 100 Index increased by 17.46%.

DESCRIPTION OF THE NOTES

The notes will be issued pursuant to and will be subject to the fiscal agency agreement. The Republic has appointed a fiscal agent, registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the fiscal agency agreement. The Republic has filed a copy of the fiscal agency agreement and the form of notes with the SEC and at the office of the fiscal agent in New York City.

General Terms of the Notes

The notes:

•	will be issued in an aggregate principal amount of $3,000,000,000.

•	will mature at par on May 15, 2034.

•	will bear interest at 7.625% per annum from February 15, 2024.

•

will pay interest semi-annually in arrears in equal installments, on the basis of a 360-day year, consisting of twelve 30-day months, on May 15 and November 15 of each year, commencing on May 15, 2024 to be paid to the person in whose name the note is registered at the close of business on the preceding May 1 or November 1.

•	the yield of the notes will be 7.875% per annum.

•	will be designated “Collective Action Securities” as described in the accompanying prospectus.

•

upon issuance, will constitute direct, general, unconditional and unsubordinated public external indebtedness of the Republic for which the full faith and credit of the Republic is pledged. The notes rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of the Republic. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream Banking Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $200,000 and integral multiples of $1,000 in excess thereof.

•	will only be available in definitive form under certain limited circumstances.

The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend the payment provisions of the notes and other “reserved matters” listed in the Fiscal Agency Agreement with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually. Those provisions are described in the section entitled “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” in the accompanying prospectus. “Reserved matters” include, among other things, changes in the dates on which any amounts are payable on the debt securities, reductions in principal amounts or interest rates on the debt securities, a change in the currency of the debt securities, any change in the identity of the obligor under the debt securities, or a change in the status of the debt securities.

Payments of Principal and Interest

The Republic will make payments of principal and interest on the notes in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the beneficial holders of the notes. The Republic expects that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants.

Payment of Additional Amounts

In addition to the disclosure set forth under “Payment of Additional Amounts” on pages 8 and 9 of the accompanying prospectus, with respect to any taxes of whatsoever nature imposed, levied, withheld, or assessed by or within Türkiye or any authority of or within Türkiye, Türkiye shall not pay any additional amounts to a holder who is able to avoid such Taxes by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the notes:

(a) the Republic fails to pay, when due, principal of (and premium, if any, on), or interest on, the notes and such failure continues for a period of 30 days; or

(b) the Republic defaults in the performance or observance of or compliance with any of its other obligations set forth in the notes which default is not remedied within 60 days after written notice of such default shall have been given to the Republic by the holder of the notes at the corporate trust office of the fiscal agent in New York City; or

(c) any other present or future External Indebtedness of the Republic for or in respect of moneys borrowed or raised in an amount in the aggregate of not less than U.S.$40,000,000 (or its equivalent in other currencies or composite currency units) becomes due and payable prior to its stated maturity otherwise than at the option of the Republic or any such amount of External Indebtedness is not paid, when due, (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) the Republic ceases to be a member of the IMF or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the IMF; or

(e) the Republic announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for the Republic to perform or comply with any of its payment obligations under any notes.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding notes may, by notice to the fiscal agent, declare all the notes to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to the Republic at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will be immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The Fiscal Agency Agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes.

Paying Agents; Transfer Agents; Registrar

The Republic has initially appointed The Bank of New York Mellon as paying agent, transfer agent and registrar. The Republic may at any time appoint new paying agents, transfer agents and registrars. The Republic, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City or another office as designated by the fiscal agent.

In addition, so long as notes are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Republic will maintain a paying agent in Luxembourg. The Republic has initially appointed Banque Internationale à Luxembourg S.A. to serve as its paying agent in Luxembourg.

The Republic will not appoint a transfer agent in Luxembourg until such time, if any, as the notes are listed on the Official List of the Luxembourg Stock Exchange and definitive notes are issued. Upon the issuance of definitive notes, the Republic will appoint a transfer agent located in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

Definitive Notes

The Republic will issue notes in definitive form only if DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

Payments will be made on any definitive notes at the global trust services office of the fiscal agent in New York City or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the Fiscal Agency Agreement, by presenting and surrendering it at the office of any transfer agent. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

Notices

Notices will be sent to DTC, or its nominee, as the holder thereof, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

If and for so long as the notes are listed on the Official List of the Luxembourg Stock Exchange, and the rules of such exchange so require, the Republic will also undertake to publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg (which the Republic expects to be the Luxembourg Wort) or on the website of the Luxembourg Stock Exchange which is https://www.bourse.lu. Neither the failure to give notice nor any defect in any notice given to any particular holder of a note shall affect the sufficiency of any notice with respect to other notes.

The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under this subsection.

Further Issues of the Notes

From time to time, without the consent of holders of the notes, and subject to the required approvals under Turkish law, the Republic may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). The Republic may also consolidate the additional debt securities to form a single series with the outstanding notes.

Amendments and Waivers

See “Debt Securities — Collective Action Securities Issued On or After January 1, 2015” for discussion relating to amendments and waivers in the accompanying prospectus.

Governing Law and Consent to Service

The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Türkiye.

Purchase of Notes by the Republic

The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

General Information

1. The Republic has full power and authority to issue securities, such as the notes, outside Türkiye for any and all purposes, under Article 4 and Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

2. The Republic is applying to list the notes on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with its rules.

3. The notes have been accepted for clearance through DTC, Euroclear and Clearstream Banking Luxembourg (ISIN No. US900123DK30; CUSIP No. 900123 DK3). The address of DTC is 570 Washington Blvd., Jersey City, NJ 07310, United States of America. The address of Euroclear is Boulevard du Roi Albert II, B —1210 Brussels. The address of Clearstream Banking Luxembourg is 42 Avenue JF Kennedy L-1855 Luxembourg.

4. There are no interests of any natural or legal persons, including conflicting interests, that are material to the issue of the notes.

5. The Republic has obtained all necessary consents, approvals and authorizations in the Republic of Türkiye in connection with the issue and performance of the notes. The issue of the notes was authorized, pursuant to the provisions of Articles 4 and 7 of the Law Regarding the Regulation of Public Finance and Debt Management of The Republic (Law No. 4749).

6. The address of the Republic is: Ministry of Treasury and Finance, Ismet Inonu Bulvari, No. 36, 06510 Emek, Ankara, Türkiye. The telephone number is: +90 216 633 7469.

7. Save as disclosed on pages S-18 through S-51 of this prospectus supplement and in the Annual Report of the Republic on Form 18-K for the fiscal year ended December 31, 2022, as filed with the SEC on September 22, 2023, as amended from time to time (the “Annual Report for 2022”), since December 31, 2022, there have been no significant changes relating to public finance and trade.

8. Türkiye will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in each of the United States District Court for the Southern District of New York, the Supreme Court of the State of New York, New York County, and the respective appellate courts therefrom or (except as to venue) in any competent court in Türkiye. Türkiye’s waiver of immunity does not extend to actions under the United States federal securities laws or state securities laws.

According to Article 82.1 of the Execution and Bankruptcy Law of Türkiye (Law No. 2004) published in The Official Gazette (No. 2128) on June 19, 1932, assets and properties of Türkiye are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Türkiye that is related to the service and administration of the debt securities. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

9. The information contained in the Annual Report for 2022, as amended from time to time, which contains the economic, financial and statistical information for fiscal years ended December 31, 2022, December 31, 2021, December 31, 2020, December 31, 2019 and December 31, 2018, shall be deemed to be incorporated in, and to form part of, this prospectus supplement and accompanying prospectus.

The information included in the ‘Recent Developments and Summary’ section of this Prospectus Supplement supplements the information contained in the Republic’s Annual Report for 2022, as amended from time to time. To the extent that the information in the ‘Recent Developments and Summary’ section is inconsistent with the information contained in the Annual Report for 2022, the information in the ‘Recent Developments and Summary’ section supersedes and replaces such information.

10. For the term of this prospectus supplement copies of the following documents may be inspected at the registered office of the paying agent in Luxembourg and at https://www.sec.gov/cgi-bin/browse- edgar?company=republic+of+Turkey&owner=exclude&action=getcompany:

(a) the latest available annual report of the Republic on the Form 18-K filed with the SEC with economic, financial and statistical information for the five preceding years;

(b) the amendments to the latest available annual report of the Republic of the Form 18-K/A filed with the SEC; and

(c) copies of the following contractual documents: the Fiscal Agency Agreement, the Underwriting Agreement and the notes.

11. Save as disclosed on page S-17 of this prospectus supplement and in the Annual Report for 2022, as amended from time to time, the Republic has not been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Republic is aware) during the 12 months preceding the date of this prospectus supplement which may have, or have had in the recent past, significant effects on the financial position of the Republic.

The prospectus supplement and the accompanying prospectus including the documents containing the information incorporated by reference will be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

GLOBAL CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	A limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

According to DTC, the foregoing information about DTC has been provided to the Republic for informational purposes only and is not a representation, warranty or contract modification of any kind.

Euroclear and Clearstream Banking Luxembourg

Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as the underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Ownership of notes through DTC, Euroclear and Clearstream Banking Luxembourg

The Republic will issue the notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

You may hold your beneficial interests in the book-entry security through Euroclear or Clearstream Banking Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

The Republic and the fiscal agent generally will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the appropriate clearing system, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the notes. Euroclear’s or Clearstream Banking Luxembourg’s ability to take actions as a holder under the notes or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Transfers Within and Between DTC, Euroclear and Clearstream Banking Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer.

Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants

Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser

When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to Euroclear or

Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear’s or Clearstream Banking Luxembourg’s account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream Banking Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a) borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system’s customary procedures;

(b) borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

(c) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

TAXATION

United States

The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you are a beneficial owner of a note and that you (i) hold the note as a capital asset for U.S. federal income tax purposes (generally, an asset held for investment), (ii) purchased the note pursuant to this initial public offering, and (iii) acquired the note at its issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

•	persons subject to special tax accounting rules under Section 451(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”);

•	dealers in securities or currencies;

•	securities traders using a mark-to-market accounting method;

•	banks or life insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes), or persons holding the notes through partnerships or other pass-through entities;

•	persons subject to the alternative minimum tax;

•	persons that do not use the U.S. dollar as their functional currency; or

•	tax-exempt organizations.

Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a “straddle” or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that differ from, or are not covered in, this discussion.

This discussion does not cover any U.S. state, U.S. local or non-U.S. tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws. The discussion is based on the provisions of the Code, and the regulations promulgated thereunder by the U.S. Department of the Treasury (the “Treasury Regulations”), rulings and decisions made by the U.S. Internal Revenue Service (the “IRS”) and judicial decisions interpreting the Code, all as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified at any time, possibly with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussion below. Türkiye has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS or the courts will agree with all of such statements and conclusions.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of notes that are partnerships and partners in those partnerships should consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes.

The Republic expects, and the remainder of this summary assumes, that the notes will be issued with less than a de minimis amount of “original issue discount” for U.S. federal income tax purposes.

You should consult your own tax advisor concerning the U.S. federal, U.S. state, U.S. local, non-U.S. and other tax consequences to you of the purchase, ownership and disposition of a note.

Deemed Taxable Exchange

A change made to the terms of the notes pursuant to the collective action clause may give rise to a deemed taxable exchange for U.S. federal income tax purposes upon which gain or loss would be realized if such change constitutes a “significant modification” (as defined in the Code). Such gain or loss would be measured by the difference between the principal amount (or fair market value in certain circumstances) of the note after the modification and the holder’s tax basis in such note before the modification. A deemed taxable exchange may also result in the “new” notes being treated as having been issued with original issue discount or premium. A modification of a note that is not a significant modification does not create a deemed taxable exchange for U.S. federal income tax purposes. Under applicable Treasury Regulations, the modification of a note is a significant modification if, based on all of the facts and circumstances and taking into account all modifications of the note collectively (other than modifications that are subject to special rules), the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The applicable Treasury Regulations also provide specific rules to determine whether certain modifications, such as a change in the timing of payments, are significant.

U.S. Holders

This section applies to you if you are a “U.S. Holder,” meaning that you are the beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust (A) if a court within the United States is able to exercise primary jurisdiction over your administration and one or more “United States persons” as defined in the Code (each a “U.S. Person”) have authority to control all your substantial decisions, or (B) that was in existence on August 20, 1996 and has made a valid election under applicable Treasury Regulations to be treated as a U.S. trust.

Payments of Interest. Payments or accruals of stated interest on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you actually or constructively receive them. However, if pre-issuance accrued interest is excluded from the issue price of a note (as discussed below under “—Pre-issuance Accrued Interest”), the first payment of stated interest on the note will not be includable in your income to the extent that it reflects pre-issuance accrued interest (if any), but will instead reduce your adjusted tax basis in your note.

In addition to interest on the notes, you will be required to include any tax withheld from the interest payment as ordinary interest income, even though you did not in fact receive it, and any additional amounts paid in respect of such tax withheld. For purposes of the “foreign tax credit” provisions of the Code, interest (including any additional amounts) on a note generally will constitute “foreign source income” and will be categorized as “passive” or another category of income depending on your circumstances. You should consult your own tax advisor about the possibility of claiming a foreign tax credit or deduction with respect to any tax withheld from payments on the notes.

Treatment of Premium. If you purchase a note for an amount that is greater than its stated redemption price at maturity (not taking into account pre-issuance accrued interest), you will be considered to have purchased the note with “amortizable bond premium” equal in amount to that excess. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for

U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the qualified stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note’s overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments acquired at a premium (other than debt instruments the interest on which is excludible from gross income) that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the consent of the IRS to a change.

If you do not make the election to amortize premium on a note and you hold the note to maturity, you will realize a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your “adjusted tax basis” in the note as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

Pre-issuance Accrued Interest. If a note is issued with pre-issuance accrued interest, the Republic intends to treat the note, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the note, but will reduce your adjusted tax basis in the note by such amount.

Disposition of Notes. If you sell or otherwise dispose of a note, you generally will recognize a gain or loss equal to the difference between your “amount realized” and your “adjusted tax basis” in the note. Your “amount realized” will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid (which, except in the case of pre-issuance accrued interest, will be taxed to you as ordinary interest income). Your “adjusted tax basis” in the note will equal the amount that you paid for the note, decreased (but not below zero) by any amortized premium (as described above), any amount attributable to pre-issuance accrued interest that you have received and by any cash payments of principal (if any) that you have received with respect to the note.

Gain or loss from the sale or other disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if at the time you sell or dispose of the note, you have held the note for more than one year. Under the current U.S. federal income tax law, long-term capital gains of non-corporate taxpayers may be taxed at lower rates than items of ordinary income. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income, or loss allocable to U.S. source income, for purposes of the “foreign tax credit” provisions of the Code. Therefore, you may not be able to claim a credit for any Turkish taxes imposed upon a disposition of a note unless you have other income from non-U.S. sources and other requirements are met. You should consult your own tax advisor about the possibility of claiming a foreign tax credit or deduction with respect to any Turkish taxes imposed upon a disposition of a note.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent Medicare tax on the lesser of (i) the U.S. Holder’s “net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its interest income and its net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of this tax to your income and gains in respect of your investment in the notes.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year, or U.S.$75,000 at any time during the taxable year, generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. The notes may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the notes.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder,” meaning that you are a beneficial owner of a note and are not a partnership for U.S. federal income tax purposes and not a “U.S. Holder” as defined above.

Payments of Interest. Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated for U.S. federal income tax purposes as “effectively connected” to that trade or business. If you are engaged in a U.S. trade or business (and in addition, if you are claiming benefits under an applicable income tax treaty, the interest is attributable to a permanent establishment or fixed base (in each case within the meaning of such treaty) in the United States) and the interest income is deemed to be “effectively connected” to that trade or business, you generally will be subject to U.S. federal income tax on that interest income in the same manner as if you were a U.S. Holder (unless the interest is excluded under an applicable tax treaty). In addition, if you are a corporation for U.S. federal income tax purposes, your interest income subject to tax in that manner may increase your liability under the U.S. “branch profits tax” currently imposed at a 30% rate (or a lower rate under an applicable tax treaty).

Disposition of Notes. Subject to the backup withholding discussion below, you generally will not be subject to U.S. federal income tax or withholding tax on any capital gain that you realize when you sell or otherwise dispose of a note unless:

(1) that gain is “effectively connected” for U.S. federal income tax purposes to any U.S. trade or business you are engaged in (and in addition, if you are claiming benefits under an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base (in each case within the meaning of such treaty) in the United States); or

(2) if you are a nonresident alien individual, you are present in the United States for 183 days or more during the taxable year in which you sell or otherwise dispose of the note and either (i) you have a “tax home” (as defined in the Code) in the United States during the taxable year in which you sell or otherwise dispose of the note or (ii) the gain is attributable to any office or other fixed place of business that you maintain in the United States.

If you are described under (1) above, you generally will be subject to U.S. federal income tax on such gain in the same manner as a U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, you may also be subject to the “branch profits tax” as described above. If you are described under (2) above, you generally will be subject to a 30% U.S. federal tax on the gain derived from the sale or other taxable disposition of a note, which may be offset by certain U.S. source capital losses (notwithstanding the fact that you generally are not considered a U.S. resident for U.S. federal income tax purposes). Any amount attributable to accrued but unpaid interest on a note generally will be treated in the same manner as payments of interest made to you, as described above under “— Non-U.S. Holders — Payments of Interest.”

Backup Withholding and Information Reporting

If you are a U.S. Holder, and unless you prove that you are exempt, information reporting requirements will apply to payments of principal and interest to you on a note if such payments are made within the United States. Such payments will be considered made within the United States if transferred to an account maintained in the United States or mailed to a United States address, and the amount is paid by or through a custodian or nominee that is a “U.S. Controlled Person,” as defined below. Further, if you are a U.S. Holder, and unless you prove that you are exempt, backup withholding will apply to such payments of principal and interest if (i) you fail to provide an accurate taxpayer identification number; (ii) in the case of interest payments, you fail to certify that you are not subject to backup withholding; or (iii) you are notified by the IRS that you have failed to report all interest and dividend income required to be shown on your U.S. federal income tax returns. If you are a Non-U.S. Holder, you generally are exempt from these withholding and reporting requirements, but you may be required to comply with certification and identification procedures in order to establish your exemption.

If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you generally will be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a non-U.S. office of a broker that is a “U.S. Controlled Person,” as defined below, unless the broker has documentary evidence that the holder or beneficial owner is not a U.S. Person (and has no actual knowledge or reason to know to the contrary) or the holder or beneficial owner otherwise establishes an exemption. The backup withholding rules will apply to such payments if the broker has actual knowledge that you are a U.S. Person. As used herein, the term “U.S. Controlled Person” means a broker that is, for U.S. federal income tax purposes:

•	a U.S. Person;

•	a “controlled foreign corporation”;

•	a non-U.S. person 50% or more of whose gross income is “effectively connected” with a U.S. trade or business for a specified three-year period; or

•

a non-U.S. partnership in which U.S. Persons hold, at any time during the non-U.S. partnership’s tax year, more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you generally will be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the IRS in a timely manner.

The Republic of Türkiye

Article 30 of the Corporation Tax Law of The Republic (Law No. 5520) (the “Corporation Tax Law”) (published in the Official Gazette dated June 21, 2006, No. 26205) requires a 15% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are legal entities resident outside the Republic. However, according to Article 30 of the Corporation Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14593) (the “Decree No. 2009/14593”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

Article 94 of the Income Tax Law of The Republic (Law No. 193) (the “Income Tax Law”) (published in the Official Gazette dated January 6, 1961, No. 10700) requires a 25% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are individuals resident outside the Republic. However, according to Article 94 of the Income Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14592) (the “Decree No. 2009/14592”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

There can be no assurance that such rates will continue to be 0%, but in the event of any increase in such rates, the Republic will be obliged to pay additional amounts as specified under “Payment of Additional Amounts” on pages 8 and 9 of the accompanying prospectus.

It should be noted that, according to Article 15(b) of the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749) the principal amount of the Notes and the interest thereon on each interest payment date shall be considered part of the consolidated State debt and as a result shall be exempt from any and all Turkish taxes, including withholding tax, and the issuance, delivery and execution of the Notes are also exempt from Turkish stamp tax and, according to Section IV .24 of Table 2 of the Stamp Tax Law (Law No. 488) (as amended), all documents and agreements issued in connection with the repayment of the Notes are also exempt from Turkish stamp tax.

As a result, Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of the Notes.

Residents of the Republic and persons otherwise subject to Turkish taxation and non-residents realizing gains from the sale or disposition of the Notes to Turkish residents (whether individuals or legal entities) and non-residents realizing income from their commercial and business activities in the Republic (whether individuals or legal entities) are advised to consult their own tax advisors in determining any consequences to them of the sale or disposition of the Notes.

UNDERWRITING

The Republic and the underwriters have entered into an underwriting agreement, dated as of February 8, 2024 relating to the offering and sale of the notes. In the underwriting agreement, the Republic has agreed to sell to each underwriter, and each underwriter has agreed, severally and not jointly, to purchase from the Republic, the principal amount of notes that appears opposite the name of such underwriter in the table below:

Banco Bilbao Vizcaya Argentaria, S.A.	$750,000,000
Citigroup Global Markets Inc.	$750,000,000
Goldman Sachs International	$750,000,000
Morgan Stanley & Co. International plc	$750,000,000

Total	$3,000,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from the Republic, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. Subject to applicable allocation policies of the underwriters and preferences of the Republic of Türkiye, the underwriters may allot securities to their own accounts (including via the respective underwriters’ trading desks). If securities are sold, there is no requirement to announce any such sale. Banco Bilbao Vizcaya Argentaria, S.A. is not an SEC-registered broker-dealer and will conduct any sales to U.S. investors through an SEC-registered broker-dealer in accordance with Rule 15a-6 under the Exchange Act.

The underwriters have advised the Republic that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a selling concession of up to 0.070% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms. The underwriters have agreed to pay certain expenses of the Republic incurred in connection with the offering and expenses incurred in connection with certain investor meetings.

In the underwriting agreement, the Republic has agreed that it will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Application is being made to list the notes on the Official List of the Luxembourg Stock Exchange and to trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with the relevant rules and regulations of the Luxembourg Stock Exchange. The underwriters have advised the Republic that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, the Republic cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Republic or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Republic or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with the Republic or its affiliates may hedge their credit exposure to the Republic or its affiliates consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in securities of the Republic or its affiliates, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with this offering, the underwriters (or affiliate of the underwriters) may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

Delivery of the notes will be made against payment therefor on or about the fifth New York business day following the date of pricing the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternative settlement cycle at the time of such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisers.

The notes are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

The underwriters have specifically agreed to act as follows in each of the following places:

Public Offer Selling Restrictions under the Prospectus Regulation: In relation to each Member State of the European Economic Area, each of the underwriters has represented and agreed that it has not made and will not make an offer of notes to the public in that Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that it may make an offer of such notes to the public in that Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of the Joint Book Running Managers; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer shall require the Republic or any of the Joint Book Running Managers to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or to supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes and the expression Prospectus Regulation means Regulation (EU) 2017/1129.

MIFID II and UK MiFIR product governance / ECPs, Professional and Retail investors target market: Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties, professional clients and retail clients (subject to applicable selling restrictions), each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties, professional clients and retail clients (subject to applicable selling restrictions) are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is (subject to applicable selling restrictions) retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”), eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties, professional clients and retail clients (subject to applicable selling restrictions) are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Selling Restrictions Addressing Additional United Kingdom Securities Laws: Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy: The offering of the notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each of the underwriters has represented and agreed that, save as set out below, it has not offered or sold, and will not offer or sell, any notes in the Republic of Italy in an offer to the public and that sales of the notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Accordingly, each of the of the underwriters has represented and agreed that it will not offer, sell or deliver any notes or distribute copies of this Prospectus Supplement and any other document relating to the notes in the Republic of Italy except:

(1) to “qualified investors”, as defined in Regulation (EU) 2017/1129 of 14 June 2017 (the “Prospectus Regulation”, as amended); or

(2) that it may offer, sell or deliver Notes or distribute copies of any prospectus relating to such Notes in an offer to the public in the period commencing on the date of publication of such prospectus, provided that such prospectus has been approved in another Relevant Member State and notified to CONSOB, all in accordance with the Prospectus Regulation, Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”), and ending on the date which is 12 months after the date of approval of such prospectus; or

(3) in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under the Prospectus Regulation, Decree No. 58 or Regulation No. 11971.

Any such offer, sale or delivery of the notes or distribution of copies of this Prospectus Supplement or any other document relating to the notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, Decree No. 58, CONSOB Regulation No. 20307 of 15 February 2018, as amended and any other applicable laws and regulations;

(b) in compliance with Article 129 of Legislative Decree No. 385 of 1 September 1993, as amended, pursuant to which the Bank of Italy may request information on the issue or the offer of securities in the Republic of Italy and the relevant implementing guidelines of the Bank of Italy issued on 25 August 2015 (as amended on 10 August 2016 and 2 November 2020); and

(c) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the notes in the Republic of Italy, the Prospectus Regulation and Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, Article 100-bis of Decree No. 58 provides that where the notes are placed solely with “qualified investors” and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and, in addition, to claim damages from any authorized person at whose premises the notes were purchased, unless an exemption provided for under the Prospectus Regulation or Decree No. 58 applies.

Canada: The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.4 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Singapore: Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act (Chapter 289 of Singapore) (the “SFA”), the Republic has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS

Certain legal matters will be passed upon for the Republic by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Türkiye. The validity of the notes will be passed upon for the Republic by Arnold & Porter Kaye Scholer LLP, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance LLP, London, United Kingdom, counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the Chief Legal Advisor and Director General of Trials, and for the underwriters by Pekin & Pekin, Istanbul, Türkiye. In rendering their opinions, Arnold & Porter Kaye Scholer LLP will rely as to all matters of Turkish law upon the Chief Legal Advisor and Director General of Trials and Clifford Chance LLP will rely as to all matters of Turkish law upon Pekin & Pekin.

PROSPECTUS

THE REPUBLIC OF TURKEY

$10,000,000,000

Debt Securities

The Republic of Turkey, which may be referred to herein as Turkey or the Republic, may offer up to $10,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

Turkey may offer its debt securities from time to time in one or more offerings. Turkey will provide the specific terms of the debt securities it is offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, which differ from the terms of Turkey’s external indebtedness issued prior to January 1, 2015, Turkey may amend the payment provisions of the debt securities and other “reserved matters” with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount outstanding of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement accompanying this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is May 6, 2020

WHERE YOU CAN FIND MORE INFORMATION

Turkey voluntarily files annual reports on Form 18-K with the Securities and Exchange Commission (“SEC”). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC’s public reference room in Washington, D.C. Turkey’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room, or log on to www.sec.gov. The SEC is located at 100 F Street, N.E., Washington, DC 20549.

The SEC allows Turkey to “incorporate by reference” the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference the following documents:

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Turkey’s Annual Report on Form 18-K for the year ended December 31, 2018 (File Number 033-37817), filed on September 26, 2019, as amended by Amendment No. 1 to Turkey’s Annual Report on Form 18-K/A, filed on November 14, 2019; Amendment No. 2 to Turkey’s Annual Report on Form 18-K/A, filed on February 13, 2020; Amendment No. 3 to Turkey’s Annual Report on Form 18-K/A, filed on April 10, 2020; and Amendment No. 4 to Turkey’s Annual Report on Form 18-K/A, filed on April 29, 2020.

•	all other amendments to Turkey’s Annual Report on Form 18-K for the year ended December 31, 2018 filed prior to the date of this prospectus (File Number 033-37817).

Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing to or calling Turkey’s Treasury and Financial Counselor at the following address and phone number:

Turkish Embassy

Office of the Counselor for Treasury and Financial Affairs

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: The Office of the Counselor for Treasury and Financial Affairs

(202) 612-6790

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DATA DISSEMINATION

Turkey is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Turkey, precise dates or “no-later- than dates” for the release of data under the SDDS are disseminated no later than three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at https://dsbb.imf.org/sdds/country/ TUR/category. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

DEBT SECURITIES

Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a Fiscal Agency Agreement between Turkey and a fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms, if applicable:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Turkey agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

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whether and under what circumstances and terms the holders of the debt securities may opt to obligate Turkey to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which the debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

Status of the Debt Securities

The following description applies to any series of debt securities issued prior to January 1, 2015 (including any further issuances of such debt securities).

The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all of its obligations with respect to the debt securities.

The debt securities of each series will rank pari passu in right of payment with all other payment obligations relating to the External Indebtedness of Turkey.

The following description applies to any series of debt securities issued on or after January 1, 2015.

The debt securities will constitute direct, general, unconditional and unsubordinated public External Indebtedness of Turkey for which the full faith and credit of Turkey is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public External Indebtedness of Turkey. It is understood that this provision shall not be construed so as to require Turkey to make payments under the debt securities ratably with payments being made under any other public External Indebtedness.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form; and

•	without interest coupons.

Debt securities denominated in U.S. dollars or in another monetary unit will be issued in denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent, or such other office as designated by the fiscal agent, to the registered holders of the debt securities on the related record date; provided, however, that if so provided in the text of the debt securities, payments of principal and any interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses, or in the case of principal, such other address as provided in writing by the registered holder. The authorization relating to such debt securities may provide that payments may be made to a registered holder of an amount greater than the aggregate principal amount of debt securities specified therein, by transfer of same day funds to an account maintained by the payee with a bank as specified in such authorization, if the registered holder so elects by giving the fiscal agent not less than 15 days’ notice (or such fewer days as the fiscal agent may accept at its discretion) prior to the date of payment.

If any date on which principal or interest is due to be paid is not a business day, Turkey may pay interest on the next day that is a business day and no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to be closed.

The register of holders of debt securities will be kept at the New York office of the fiscal agent, or such other office as designated by the fiscal agent.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey, as provided and in the manner set forth in the debt securities. After the return of these moneys to Turkey, the holders of these debt securities may look only to Turkey for any payment.

Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

Negative Pledge

Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities are given an equivalent interest.

Definitions

“Exportable Assets” means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

“External Indebtedness” of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness, and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation (or Guarantee thereof) to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; (iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person; (iv) an obligation (or Guarantee thereof) to the extent that it is not equal to or above $100,000,000 is not External Indebtedness; and (v) an obligation (or Guarantee thereof) to the extent that it does not have an original maturity of more than one year or is not combined with a commitment so that the original maturity of one year or less may be extended to a period in excess of one year is not External Indebtedness.

“Foreign Currency” means any currency other than the lawful currency of Turkey.

“Guarantee” includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including, without limitation, any obligation of such party to purchase goods or services or supply funds or take any other action for the purpose of providing for the payment or purchase of such External Indebtedness (in whole or in part).

“International Monetary Assets” means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

“Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

“Permitted Lien” means

(1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

(2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien and (ii) does not arise out of financing provided by the lender on condition that other External Indebtedness be repaid;

(3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets), provided that the assets which are subject to such Lien are: (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or (z) rent or charter hire payable by a lessee or charterer of such assets;

(4) any Lien on or with respect to assets (other than International Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

(5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

(6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(7) any Lien arising by operation of law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker’s liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

(8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

(9) Liens on assets (other than official holdings of gold) in existence on the initial date of issuance of the securities of a series provided that such Liens remain confined to the assets affected thereby on the initial date of issuance of the securities of such series, and secure only those obligations so secured on the initial date of issuance of the securities of such series;

(10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

(11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

“Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including, without limitation, a government or governmental body or agency or instrumentality or any international organization or agency.

“Project Financing” means any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of, or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

“Turkish Person ” means Turkey and any Person who is a resident or national of Turkey or which has its principal place of business, seat or head office in Turkey or any Person incorporated or organized under the laws of Turkey.

Default

Any of the following events affecting a particular series of debt securities will be an event of default with respect to that series of debt securities:

(a) Turkey fails to pay, when due, principal of or any interest on the debt securities of that series and such failure continues for a period of 30 days; or

(b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of that series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of that series at the corporate trust office of the fiscal agent in the City of New York; or

(c) any other present or future External Indebtedness (as defined above) of Turkey, for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey, or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

(e) Turkey announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity by Turkey or repayable prior to maturity by the registered holders of these debt securities.

Turkey may at any time purchase debt securities in any manner and for any price. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. Any debt securities purchased by Turkey may, at its discretion, be held by Turkey or surrendered to the fiscal agent for cancellation, but such debt securities may not be resold.

Judgment Currency

If for the purpose of obtaining judgment in any court or from any other tribunal it is necessary to convert an amount due to the holder of a debt security in the currency in which the debt security was required to be paid by its terms (the “Debt Security Currency”) into another currency (the “Judgment Currency”), Turkey and such holder agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such holder could purchase the Debt Security Currency with such Judgment Currency in the city which is the principal financial center of the country of issue of the Debt Security Currency on the date two business days preceding the date on which actual payment in the Judgment Currency is made to such holder.

To the fullest extent permitted by law, the obligation of Turkey in respect of any amount payable by it to the holder of a debt security shall, notwithstanding any judgment in a Judgment Currency, be discharged only to the extent that on the business day following receipt by such holder of any amount adjudged to be so due in the Judgment Currency, such holder may, in accordance with normal banking procedures, purchase the Debt Security Currency with the Judgment Currency. To the fullest extent permitted by law, if the amount of the Debt Security Currency so purchased is less than the amount originally due to such holder, Turkey undertakes, as a separate and independent obligation, to indemnify and hold harmless each relevant holder of the debt security against the amount of such shortfall and if the amount of the Debt Security Currency so purchased is more than the amount originally due to such holder, and if all of Turkey’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit such excess to Turkey.

Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey (together, “Taxes”), unless such withholding or deduction is required by tax law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had such withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

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to a holder (or a third party on behalf of a holder) where such holder is liable to pay such Taxes in respect of any debt security by reason of that holder’s having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

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presented for payment more than 30 days after the Relevant Date (see below), except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period.

The term “Relevant Date” in respect of any debt security means whichever is the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

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if the fiscal agent has not received the full amount of the moneys payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts that may be payable under the debt securities.

Upon not less than 30 days’ prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate, in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the fiscal agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements of the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days;

•	at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing to occur with respect to the securities.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples, unless otherwise specified in a prospectus supplement.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Governing Law and Consent to Service

Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The Fiscal Agency Agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to the authorization and execution of the debt securities on behalf of Turkey and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in each of the United States District Court for the Southern District of New York, the Supreme Court of the State of New York, New York County, and the respective appellate courts therefrom or (except as to venue) in any competent court in Turkey. Turkey will appoint the Treasury and Financial Counselor of the Republic of Turkey, 821 United Nations Plaza, 4th Floor, New York, New York, 10017, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due or to become due on or in respect of all the debt securities issuable under the Fiscal Agency Agreement have been paid by Turkey to the fiscal agent, except that if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

The Counselor for Treasury and Economic Affairs is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey’s waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions.

Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities.

Collective Action Securities Issued Prior to January 1, 2015

Turkey may designate a particular series of debt securities to be “Collective Action Securities.” The following descriptions apply to any series of debt securities that has been designated Collective Action Securities and issued prior to January 1, 2015 (including any further issuances of such debt securities).

Acceleration of Maturity

If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings

General. A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the Fiscal Agency Agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the Fiscal Agency Agreement.

Turkey or the fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the Fiscal Agency Agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

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for purposes of determining whether the required percentage of holders of debt securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities held directly by Turkey or on its behalf. See “— Amendments and Waivers” below for additional qualifications to the definition of “outstanding debt securities” as it applies to any series of debt securities that has been designated Collective Action Securities.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series and of the appointment of proxies in respect of the holders of debt securities of a series;

•	the record date for determining the holders of debt securities of a series who are entitled to vote at such meeting;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Amendments and Waivers

Turkey, the fiscal agent and the holders may generally modify or take actions with respect to the Fiscal Agency Agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal (or premium, if any) of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate of the debt securities of that series;

•	reduce the premium payable upon redemption of the debt securities of that series;

•

change the currency in which any amount in respect of the debt securities of that series is payable or (i) with respect to U.S. dollar denominated issuances, exclude the Borough of Manhattan, the City of New York, as a required place at which payment with respect to interest, premium or principal is payable, or (ii) with respect to EUR denominated issuances, exclude the City of London, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Turkey is not permitted to redeem the debt securities of that series if, prior to such action, Turkey is not permitted to do so;

•	change Turkey’s obligation to pay any additional amounts under the debt securities of that series;

•	amend the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Turkey’s appointment of an agent for the service of process in the United States or Turkey’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the Fiscal Agency Agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

(i)	to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the debt securities of that series; or

(ii)	make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Turkey refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

If both Turkey and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the debt securities of that series; or

•

amending the Fiscal Agency Agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Turkey or any public sector instrumentality of Turkey will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of Turkey, any department, ministry or agency of the federal government of Turkey or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Turkey or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes of such series for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

Collective Action Securities Issued On or After January 1, 2015

The following descriptions apply to any series of debt securities that has been designated Collective Action Securities and issued on or after January 1, 2015.

Acceleration of Maturity

If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings, Amendments and Waivers

Turkey may call a meeting of the holders of debt securities of a series at any time regarding the Fiscal Agency Agreement or the debt securities of the series. Turkey will determine the time and place of the meeting.

Turkey will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Turkey or the fiscal agent will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Turkey or the fiscal agent (with a copy to Turkey) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Turkey will notify the fiscal agent and the fiscal agent will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Turkey will set the procedures governing the conduct of the meeting and if additional procedures are required, Turkey will consult with the fiscal agent to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The fiscal agent will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the fiscal agent.

The holders may generally approve any proposal by Turkey to modify the Fiscal Agency Agreement or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any proposed modification by Turkey that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the Fiscal Agency Agreement);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Turkey’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable” or “reserved matter modification”;

•

authorize the fiscal agent, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Turkey or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities.

A change to a reserved matter, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series affected by the proposed modification;

•

where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of two or more series, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of the series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of all series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Turkey may select, in its discretion, any modification method for a reserved matter modification in accordance with the Fiscal Agency Agreement and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Turkey will provide the following information to the fiscal agent for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of Turkey’s economic and financial circumstances that are in Turkey’s opinion relevant to the request for the proposed modification, a description of Turkey’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if Turkey shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Turkey’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Turkey is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities held by Turkey or any public sector instrumentality of Turkey or by a corporation, trust or other legal entity that is controlled by Turkey or a public sector instrumentality will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification, if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Turkey or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Turkey or a public sector instrumentality, except that (x) debt securities held by Turkey or any public sector instrumentality of Turkey or by a corporation, trust or other legal entity that is controlled by Turkey or a public Turkey instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the fiscal agent the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Turkey or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the fiscal agent in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the fiscal agent, upon the certificate, statement or opinion of or representations by the fiscal agent; and (y) in determining whether the fiscal agent will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the fiscal agent knows to be so owned or controlled will be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the fiscal agent the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Turkey or a public sector instrumentality.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Turkey, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Turkey and the Fiscal Agent may, without the vote or consent of any holder of debt securities of a series, amend the Fiscal Agency Agreement or the debt securities of the series for the purpose of:

•	adding to Turkey’s covenants for the benefit of the holders;

•	surrendering any of Turkey’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the Fiscal Agency Agreement;

•

amending the debt securities of that series or the Fiscal Agency Agreement in any manner that Turkey may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting, in the opinion of Turkey, a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities are fungible with the existing notes of such series for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws). Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

PLAN OF DISTRIBUTION

Turkey may sell any combination of the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Turkey from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute the securities on a firm commitment basis. In this case, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Turkey under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, Turkey will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Turkey cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Turkey offers or sells securities outside the United States, each underwriter or dealer involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each of these underwriters or dealers will agree:

•	that it has not offered or sold, and will not offer or sell, any of these securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter or dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

DEBT RECORD

Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

VALIDITY OF THE SECURITIES

The validity of the debt securities will be passed upon for Turkey by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey. Certain legal matters of United States law will be passed upon for Turkey by Arnold & Porter Kaye Scholer LLP, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Turkish law, Arnold & Porter Kaye Scholer LLP may rely on the opinion of the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey. As to all matters of United States law, the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey may rely on the opinion of Arnold & Porter Kaye Scholer LLP. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the Chief Legal Advisor and Director General of Trials, Ministry of Treasury and Finance, the Republic of Turkey and are made upon his or her authority.

OFFICIAL STATEMENTS

The information set forth herein and in the documents incorporated by reference has been reviewed by the Director General of Debt Office, Ministry of Treasury and Finance, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or state economic enterprise of Turkey is included on the authority of such publication as a public official document of Turkey.

AUTHORIZED AGENT

The authorized agent of Turkey in the United States of America is the Treasury and Financial Counselor of the Republic of Turkey, whose address is: Turkish Embassy, Office of the Counselor for Treasury and Financial Affairs, 2525 Massachusetts Avenue N.W., Washington, D.C. 20008.

PRINCIPAL OFFICE OF THE REPUBLIC

Ministry of Treasury and Finance

Ismet Inonu Bulvari

06510 Emek

Ankara

Turkey

FISCAL AGENT, PAYING AGENT, TRANSFER AGENT, EXCHANGE AGENT

(WITH RESPECT TO CITIBANK, N.A., LONDON BRANCH) AND REGISTRAR

For USD Denominated Issuances	For EUR Denominated Issuances
The Bank of New York Mellon	Citibank, N.A., London Branch
101 Barclay Street, Floor 7 East	Citigroup Centre
New York, New York 10286	Canada Square
U.S.A.	Canary Wharf, London
E14 5LB

LEGAL ADVISERS TO THE REPUBLIC

As to United States Law	As to Turkish Law
Arnold & Porter Kaye Scholer LLP	Chief Legal Advisor and Director
250 West 55th Street	General of Trials to
New York, New York 10019	Ministry of Treasury and Finance
U.S.A.	Dikmen Caddesi, No: 12
06420 Çankaya
Ankara Turkey

TÜRKİYE CUMHURİYETİ

(THE REPUBLIC OF TURKEY)

$3,000,000,000 7.625% NOTES DUE MAY 15, 2034

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BBVA	Citigroup	Goldman Sachs International	Morgan Stanley

February 8 , 2024